Deutsche Bank
Earnings Report as of March 31, 2023

Exhibit 99.1

Deutsche Bank

# Earnings Report as of March 31, 2023

Deutsche Bank
Earnings Report as of March 31, 2023

Contents

Strategy
4
Group results
8
Segment results
12
Consolidated balance sheet
21
Outlook
23
Risks and opportunities
26
Risk information
29
Additional information
41
Management and Supervisory Board
41
Capital expenditures and divestitures
42
Events after the reporting period
42
Basis of preparation/impact of changes in accounting principles
43
Total net revenues
46
Earnings per common share
46
Consolidated statement of comprehensive income
47
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)
47
Provisions
48
Non-current assets and disposal groups held for sale
48
Non-GAAP financial measures
49
Imprint
55

Deutsche Bank
Earnings Report as of March 31, 2023

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Deutsche Bank	Strategy
Earnings Report as of March 31, 2023

Strategy

The following section provides an update on the progress of Deutsche Bank’s strategy implementation in the first quarter of 2023 and should be read in conjunction with the Strategy section provided in the Annual Report 2022.

Global Hausbank

In March 2022, the Group outlined its strategic and financial roadmap through 2025, which aims to position Deutsche Bank as a “Global Hausbank”, and communicated Deutsche Bank’s 2025 financial targets and capital objectives. The ‘Global Hausbank’ strategy is underpinned by key themes which have become even more important in the light of the ongoing geopolitical and macro-economic challenges. In this environment, Deutsche Bank aims to leverage a more favorable interest rate environment, deploy its risk management expertise to support clients, and allocate capital to high-return growth opportunities. As sustainability becomes ever more important, the bank aims to deepen its dialogue and support for clients and broaden the agenda in respect of the bank’s own operations. As technology continues to evolve, the bank aims to reap further cost savings, accelerate the transition to a digital bank and expand upon strategic partnerships, which are already creating substantial value.

Deutsche Bank’s key performance indicators 2025

Financial targets:

  – Post-tax Return on Average Tangible Equity of above 10% for the Group
  – Compounded annual growth rate of revenues of 3.5% to 4.5%
  – Cost/income ratio of less than 62.5%

Capital objectives:

  – Common Equity Tier 1 capital ratio of approximately 13%
  – 50% Total payout ratio from 2025

Deutsche Bank reaffirms its financial targets and capital objectives for 2025.

Our financial and regulatory targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Post-tax Return on Average Tangible Equity is a non-GAAP financial measure. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Progress on strategy implementation

In the first quarter of 2023, the Group made further progress towards its path to sustainable growth, despite turbulent conditions in the banking sector and macro-economic challenges. Deutsche Bank’s performance in the first quarter of 2023 demonstrated the resilience and strength of the franchise, profitability and balance sheet, as well as the importance of a Global Hausbank serving clients in volatile markets.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2023

Building on the progress made to date and opportunities in the market, the bank has identified three areas to accelerate the execution of its strategic agenda. First through operational efficiency: through targeted efficiency measures, the bank aims to increase cost saving ambitions by an additional € 500 million to € 2.5 billion from 2021, from € 2.0 billion previously announced. Specific measures to meet this ambition include additional savings in the non-revenue generating workforce, further optimizing the distribution networks in the Private Bank, streamlining the mortgage origination platform as well as benefits in operations and process automation. Second, the bank will focus on capital efficiency by freeing up € 15 to 20 billion in risk weighted assets from reductions in certain low return lending and mortgage portfolios, greater utilization of securitization and hedging optimization. These measures are expected to have minimal revenue impact but will enable the Group to increase returns, and re-allocate resources to more capital-accretive businesses, and support capital distributions. Third, the combination of cost and capital efficiency together with additional opportunities across markets positions the bank to outperform its existing revenue growth objectives through 2025. The Management Board changes announced by the bank in April aim to support this agenda. Furthermore, the bank will continue to invest into its platforms, and benefit from opportunities created by current market conditions to attract talent to strengthen advisory capabilities in various businesses and regions, especially in Wealth Management and Origination and Advisory, including in Asia. These actions are expected to accelerate the execution of the bank’s strategy and increase returns to shareholders over time.

Sustainability

Sustainability has been a central component of Deutsche Bank’s “Global Hausbank” strategy and an important management priority of the bank. On March 2, 2023, Deutsche Bank hosted its 2nd Sustainability Deep Dive where the bank announced additional measures to reinforce its net zero commitment. More details can be found on the bank’s webpage: http://www.db.com/sdd.

The bank continued to make progress in the first quarter of 2023 in implementing its target to achieve € 500 billion in sustainable financing and investments by the end of 2025 by:

  – Acting as sole mandated lead arranger and sustainability coordinator in a 5-year, € 120 million senior secured sustainability-linked term loan to Beontag Ltd. (Investment Bank)
  – Acting as ESG coordinator and joint bookrunner in a € 500 million inaugural sustainability-linked bond to IHO Holdings GmbH (Investment Bank)
  – Facilitating € 202 million structured export finance loan for the construction of two wind farms in Australia (Corporate Bank)

Moreover, the Private Bank Germany and World Wide Fund For Nature (WWF) Germany signed an agreement for an initial two-year advisory service to further advance its sustainable finance offering. In addition, the bank invested into the Berlin-based start-up Plan A which offers carbon measurement solutions and services.

Deutsche Bank also made progress in other areas of its sustainability strategy. The bank tightened its policy for financing thermal coal and set the ambition that at least 90% of the high emitting clients in the most carbon intensive sectors that engage in new corporate lending transactions with the bank shall have a net zero commitment in place from 2026 onwards. Moreover, the bank published an updated human rights statement and implemented a minimum sustainability score requirement for new or extended vendor contracts with a threshold of more than € 500,000 per annum.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2023

Deutsche Bank Businesses

This section should be read in conjunction with the section Deutsche Bank: Deutsche Bank’s Organization in the Operating and Financial Review in the Annual Report 2022.

Corporate Bank

In the first quarter of 2023, Corporate Bank continued to make progress on the division’s strategic objectives, leveraging the division’s strong brand and deep client relationships and aiming to offer a full range of advisory and financing solutions for corporate treasurers. The business aims to remain the trusted partner for the German economy and build on its standing as the leading Corporate Bank in its home market. The division is also committed to connect financial institutions worldwide, a business where the business is one of the market leaders (source: SWIFT Euro peer benchmarking). The Corporate Bank’s initiatives target revenue growth with corporate clients across cash management and payments, including strengthening its fee-based business. As Corporate Bank seeks to grow its business with clients globally, the division commits to applying sound risk management principles in order to maintain its high-quality loan portfolio and strict lending standards. Equally, the division sees further potential to reduce its cost base from technology and front-to-back process optimization, as well as automation and location strategy. The Corporate Bank’s ambition is also to become a leader in ESG and drive the transition to a sustainable economy by supporting its corporate clients globally. Further developing ESG offerings will be an integral part of the Corporate Bank’s approach, building on its tradition on innovations for corporate clients. Additionally, the division expects investments into new products enabling new business models of the real economy, like merchant solutions, to contribute to future sustainable growth.

Investment Bank

In the first quarter of 2023, Investment Bank continued to execute against the division’s strategic priorities, delivering robust business performance despite a highly challenging market environment. Within Fixed Income and Currencies, whilst business revenues were lower year on year, this was against an exceptionally strong prior year quarter. Underlying performance was robust, and the division continued to provide a full suite of services to clients despite extreme volatility, specifically in interest rate markets following the collapse of Silicon Valley Bank, UBS’s takeover of Credit Suisse and any related impacts. The Rates business demonstrated its recent development, growing revenues year on year despite the market environment, and the focused evolution of the Emerging Markets business also delivered revenue performance well above the historical average. The Financing franchise continues to focus on targeted and disciplined balance sheet deployment, with ongoing strong client demand. Origination and Advisory revenue decreased year on year, though in line with the industry fee pool and reflected a market share recovery compared to the fourth quarter of 2022. The division continues to assess selected focus areas of growth within Mergers & Acquisitions, while remaining mindful of the challenging revenue environment. Investment Bank’s focus on delivering front-to-back efficiency continues, with various programs in place to enhance client interaction, from the price discovery through to settlement. During the quarter the division was awarded ‘FX Derivatives House of the Year’ at the IFR 2022 Awards and ‘Flow Market-Maker House of the Year’ at the Risk Awards. ESG continues to be a strategic focus area for the Investment Bank. The Origination & Advisory business acted as ESG coordinator and joint bookrunner on IHO Holdings GmbH, € 500 million inaugural sustainability-linked bond and was joint bookrunner on Stellantis N.V. € 1,250 million inaugural green bond.

Private Bank

Private Bank Germany had a successful start in 2023 with strong revenue growth, partly driven by higher income from deposits in a rising interest rate environment. Deposit revenue growth was further accelerated in the first quarter of 2023 with the launch of deposit campaigns at both brands, Deutsche Bank and Postbank. Private Bank Germany maintained an overall stable loan book alongside further impacts of mortgage demand due to rising interest rates. Furthermore, first quarter marked the go-live of extended partnerships with Zurich and Talanx for insurance products and further strategic progress was made in restructuring Private Bank Germany’s branch network and other efficiency measures. Private Bank Germany also continued to execute the migration of Postbank clients onto the Deutsche Bank IT platform. After completing a key milestone with the migration of four million contracts back in January, further seven million contracts were successfully migrated in the beginning of April 2023. The next step is the migration of the remaining Postbank customer contracts onto a joint platform which is planned for mid-2023.

Deutsche Bank	Strategy
Earnings Report as of March 31, 2023

International Private Bank progressed with the execution of its strategic objectives in the first quarter. Despite continued market turbulences and geopolitical uncertainty, International Private Bank maintained strong revenue growth momentum across its regions, also fueled by increasing deposit revenues in the context of rising interest rates. Net new assets confirmed International Private Bank’s resilience, positive trend, and was supported by the evolution of the divisions differentiating investment offering. Furthermore, the Wealth Management & Bank for Entrepreneurs segment continued to drive client activation and business momentum with selective hiring in strategic Ultra/High Net Worth growth markets like Asia and Middle East Africa. At the same time, International Private Bank maintained a continued focus on cost efficiency, largely self-funding growth investments and further optimizing the service model around its different client segments. For instance, the further rightsizing of the branch footprint in Italy allowed to free up resources in Premium Banking to be reinvested in growth initiatives. Similarly, the ongoing execution of the divisions IT and data strategy, including the progressing roll-out of the lean Cloud platform in Germany, was also an important driver in containing costs.

Private Bank announced its ESG strategy for the upcoming years at Deutsche Bank’s Sustainability Deep Dive in March 2023. In Private Bank Germany, a strategic cooperation with WWF Germany was established to audit sustainability initiatives and to accelerate the change in the advisory and offering suite towards sustainability. International Private Bank successfully launched new ESG-related products like green and sustainability linked bonds in Italy and Germany.

Asset Management

Asset Management principally consists of DWS Group GmbH & Co. KGaA. DWS aspires to be one of the world's leading asset managers with € 841 billion in Assets under Management as of March 31, 2023.

With the market environment becoming increasingly uncertain and client expectations evolving, DWS has refined its strategy with a goal of growing long-term shareholder value. Asset Management aims to maintain its leading position in Germany and further capture upside in Europe by building additional partnerships, growing its Passive business and leveraging its Alternatives capabilities to participate in the European transformation. In the Americas, DWS aims to expand its Passive and Alternatives businesses and in Asia Pacific focus on its strategic partnerships.

In December 2022 and as part of the refined strategy, DWS has reassessed its opportunities and has assigned its lines of business into four key strategic clusters categorized by the differentiation of its capabilities and the market growth potential: Growth (expanding areas of strength in Passive, built around the Xtrackers brand, and Alternatives), Value (build and grow capabilities in Equity, Multi-Asset and Fixed Income), Build (leverage digital trends and translate into new digital products and solutions) and Reduce (reallocate financial resources to fund investments into Growth areas). Progress in the quarter includes the launch of fourteen new funds, including nine Xtracker funds, and the transfer of the Private Equity Solutions business to Brookfield Asset Management.

In addition, as part of the refined strategy, DWS announced new medium-term financial targets to be delivered over the next three years. DWS has identified five key enablers to support the execution of its strategic objectives. These are: expanding distribution partnerships, continuing to leverage collaboration with Deutsche Bank Group, enabling business by migrating to cloud and streamlining data management, creating a diverse culture to drive strong performance for clients and building on a diversified management team with focus on execution.

DWS is further refining its approach regarding sustainability to better meet the evolving needs of its stakeholders – most importantly its clients. In this context, DWS remains committed to sustainability with a focus on climate and stakeholder engagement.

Deutsche Bank	Group results
Earnings Report as of March 31, 2023

Group results

Deutsche Bank’s profit before tax was € 1.9 billion for the first quarter of 2023, up 28% year on year. Post-tax profit was up 24% to € 1.4 billion.

Post-tax return on average tangible shareholders’ equity (RoTE) was 8.8%, up from 7.3% in the prior year quarter. Post-tax return on average shareholders’ equity was 7.9% in the quarter, up from 6.5% in the first quarter of 2022. Diluted earnings per share were € 0.65, up from € 0.50 in the prior year quarter. The cost/income ratio improved to 70%, from 75% in the first quarter of 2022.

Deutsche Bank’s results include annual bank levies of € 473 million, recognized in the first quarter. Assuming an equal distribution of the annual bank levy across the four quarters of 2023 and a three-month pro rata (three twelfths) share in the first quarter, profit before tax would have been € 2.3 billion and post-tax profit would have been € 1.5 billion in the quarter. Post-tax RoTE would have been 10.6% and the cost/income ratio would have been 66%, reflecting substantial progress towards the bank’s 2025 targets for post-tax RoTE of above 10% and a cost/income ratio below 62.5%.

The bank’s businesses contributed as follows to the bank’s key target ratios:

  – Corporate Bank: post-tax RoTE of 18.3% and cost/income ratio of 55%
  – Investment Bank: post-tax RoTE of 8.5% and cost/income ratio of 67%
  – Private Bank: post-tax RoTE of 5.3% and cost/income ratio of 78%
  – Asset Management: post-tax RoTE of 13.6% and cost/income ratio of 74%

Revenue growth in challenging conditions

Net revenues were € 7.8 billion, up 8% over the prior year quarter and the highest quarterly net revenues since 2016, despite business exits as part of the bank’s transformation programme and challenging conditions in financial markets during the quarter. This compares to the bank’s target for compound annual revenue growth of between 3.5% and 4.5% through 2025. In the businesses, net revenues were as follows:

  – Corporate Bank net revenues were € 2.0 billion, up 35% year on year, the highest quarterly revenues since the launch of Deutsche Bank’s transformation programme, reflecting significant year-on-year growth across all regions and businesses. Growth was driven by year-on-year growth of 71% in net interest income and continued pricing discipline. Fee income rose 1% year on year. Revenues in Corporate Treasury Services grew by 32%, Institutional Client Services revenues rose 28% and Business Banking revenues were up 59%
  – Investment Bank net revenues were € 2.7 billion, down 19% from the very strong first quarter of 2022. Fixed Income & Currencies (FIC) revenues declined by 17%, partly reflecting a significant contribution from episodic items in the prior year quarter which did not recur. Rates revenues were higher than the strong prior year quarter, while Credit Trading revenues were lower, reflecting the non-recurrence of a concentrated distressed position in the prior year quarter, partly offset by growth in flow credit revenues. Financing revenues were lower, impacted by the non-recurrence of other episodic revenue events in the prior year. Foreign Exchange revenues were significantly lower, reflecting heightened interest rate volatility and market dislocation during March. Origination & Advisory revenues were down 31%, reflecting lower industry fee pools and lower issuance activity against the backdrop of continued macro-economic and geo-political uncertainties. Advisory revenues were lower, although by less than industry average (source: Dealogic)
  – Private Bank net revenues were € 2.4 billion, up 10% year on year, driven by strong net interest income. Revenues in the Private Bank Germany were up 14% year on year, while the International Private Bank grew revenues by 3%. Net inflows were € 6 billion during the quarter, driven by inflows into investment products. Assets under Management grew by € 13 billion to € 531 billion during the quarter, more than reversing the decline of the previous quarter, driven by net inflows into investment products and rising market levels
  – Asset Management net revenues were € 589 million, down 14% compared to the prior year quarter. This primarily reflected an 8% decline in management fees to € 571 million, largely due to market-driven declines in Assets under Management during 2022. Performance and transaction fees declined 58% to € 11 million. Net inflows were € 6 billion, or € 9 billion ex-cash, compared to net outflows of € 2 billion in the previous quarter. Assets under Management grew by € 19 billion to € 841 billion at the end of the first quarter, reflecting positive net inflows and rising market levels

Deutsche Bank	Group results
Earnings Report as of March 31, 2023

Noninterest expenses essentially flat year on year

Noninterest expenses were € 5.5 billion in the quarter, up 1% compared to the prior year quarter and including annual bank levies of € 473 million. Adjusted costs were € 5.4 billion, flat year on year, while adjusted costs ex-bank levies were up 5% to € 4.9 billion. This development reflects investments in business growth, technology and controls in line with the bank’s strategy.

The bank is currently implementing additional efficiency measures across the front office and infrastructure. These include strict limitations on hiring in non-client-facing areas, focused reductions in management layers, streamlining the mortgage platform and further downsizing of the technology centre in Russia.

Credit provisions: year on year growth reflects macroeconomic developments

Provision for credit losses was € 372 million in the quarter, up from € 292 million in the first quarter of 2022 and 30 basis points of average loans. The year-on-year development included a rise in provision for credit losses in the Private Bank to € 267 million, up from € 101 million in the prior year quarter, driven by a small number of idiosyncratic events in the International Private Bank, while the quality of the overall portfolio remained solid. Provision for non-performing (Stage 3) loans was € 397 million, up from € 114 million in the prior year quarter. These were partly offset by net releases of performing (Stage 1 and 2) loans of € 26 million, reflecting a modest improvement in the economic outlook since year end 2022 and lower levels of provisioning in the Corporate Bank.

For the full year 2023, provision for credit losses is expected to remain within the previously communicated range of 25-30 basis points of average loans.

Capital and liquidity in line with goals and capital distribution plans reaffirmed

The Common Equity Tier 1 (CET1) capital ratio strengthened to 13.6% at quarter end, ahead of the bank’s ambition of around 13%, up from 13.4% in the previous quarter and the highest level for eight quarters. Strong organic capital generation through higher profitability more than offset the impact of deductions for common share dividends and equity compensation. Risk weighted assets were € 360 billion at the end of the quarter, unchanged from the previous quarter and down slightly from € 364 billion at the end of the prior year quarter.

The Leverage ratio was 4.6% at the end of the first quarter, essentially unchanged from the end of the previous quarter. At 4.6%, the leverage ratio was also consistent with the prior year quarter, which excluded certain central bank cash balances in accordance with EU regulation then in effect; including these balances, the leverage ratio at the end of the prior year quarter would have been 4.3%. Leverage exposure was € 1,238 billion at quarter end, essentially unchanged from the end of the previous quarter.

The Liquidity Coverage Ratio strengthened to 143% at the end of the quarter, from 142% at the end of the previous quarter, above the regulatory requirement of 100% and a surplus of € 63 billion. Liquidity reserves were € 241 billion, compared to € 256 billion at the end of the previous quarter, including High Quality Liquid Assets of € 208 billion. The Net Stable Funding Ratio was 120%, at the high end of the bank’s target range of 115-120%, with a surplus of € 100 billion above required levels.

For Deutsche Bank’s Annual General Meeting on May 17, 2023, the Management Board and the Supervisory Board have formally proposed payment of a cash dividend of € 0.30 per share in respect of 2022, up 50% from 2021. This reflects the bank’s commitment to its capital distribution ambitions as set out in the Global Hausbank strategy announced in March 2022.

Deutsche Bank remains fully committed to further capital distributions in 2023. Given the bank’s strong first quarter performance and further improved capital ratios, management has initiated a dialogue with supervisors to enable 2023 share repurchases and currently expects to commence buybacks in the second half of 2023.

Deutsche Bank	Group results
Earnings Report as of March 31, 2023

Accelerating the Global Hausbank strategy

Deutsche Bank also announced additional measures aimed at accelerating execution of its Global Hausbank strategy. These include:

  – Operational efficiency: targeting additional efficiency measures to raise the bank’s ambition for incremental cost savings from € 2.0 to € 2.5 billion. Specific measures include workforce reductions in non-client facing staff; further streamlining the mortgage platform; optimization of the retail distribution network, and improved operations by automating processes
  – Capital efficiency: reducing € 15 to 20 billion in risk weighed assets by 2025 from lower-yielding portfolios and from optimization with minimal revenue impact; enabling redeployment and distributions to shareholders and thereby improving RoTE. Specific measures include reducing mortgage originations and sub-hurdle lending; reducing balance sheet intensity through increased securitization; optimized hedging; and enhanced risk models and processes
  – Revenue growth: aiming to outperform on previously communicated revenue targets through platform growth in capital-light businesses. Specific measures include investments in technology, selective hiring and additional growth initiatives in the Corporate Bank and Investment Bank; investments in digital and direct sales and accelerated hiring in Wealth Management in the Private Bank; and in Asset Management, the expansion of Passive and Alternatives together with strategic partnerships and product innovations

Sustainable Finance: further progress across businesses

Environmental, Social and Governance (ESG)-related financing and investment volumes ex-DWS were € 22 billion in the quarter, bringing the cumulative total since January 1, 2020, to € 238 billion. In the first quarter, Deutsche Bank’s businesses contributed as follows:

  – Corporate Bank: € 3 billion in sustainable financing, raising the business’ cumulative total since January 1, 2020, to € 43 billion
  – Investment Bank: € 14 billion, comprising € 4 billion in sustainable financing and € 9 billion in capital market issuance, for a cumulative total of € 142 billion
  – Private Bank: € 5 billion growth in ESG Assets under Management and € 1 billion in ESG new client lending, raising the Private Bank’s cumulative total to € 53 billion

Sustainability remains one of Deutsche Bank’s strategic priorities and the bank demonstrated this by hosting its second Sustainability Deep Dive on March 2, 2023 at which an update was provided on the business strategies as well as on its policies and commitments. This included a tightened thermal coal policy as well as the ambition to encourage corporate clients to commit to net zero.

Deutsche Bank	Group results
Earnings Report as of March 31, 2023

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,973	1,462	511	35
Investment Bank (IB)	2,691	3,323	(632)	(19)
Private Bank (PB)	2,438	2,220	218	10
Asset Management (AM)	589	682	(93)	(14)
Corporate & Other (C&O)	86	(499)	585	N/M
Total net revenues	7,777	7,188	589	8
Provision for credit losses	372	292	79	27
Noninterest expenses:
Compensation and benefits	2,696	2,657	39	1
General and administrative expenses	2,761	2,764	(3)	(0)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	(43)	44	N/M
Total noninterest expenses	5,457	5,377	79	1
Profit (loss) before tax	1,949	1,519	430	28
Income tax expense (benefit)	558	398	160	40
Profit (loss)	1,391	1,121	271	24
Profit (loss) attributable to noncontrolling interests	25	40	(14)	(36)
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,366	1,080	286	26
Profit (loss) attributable to additional equity components	138	126	12	10
Profit (loss) attributable to Deutsche Bank shareholders	1,228	954	274	29

Post-tax return on average tangible shareholders' equity[2,3]	8.8%	7.3%	1.5ppt	N/M
Cost/income ratio	70.2%	74.8%	(4.6)ppt	N/M
Common Equity Tier 1 capital ratio	13.6%	12.8%	0.8ppt	N/M

Loans (gross of allowance for loan losses, in € bn)[1]	494	484	11	2
Deposits (in € bn)[1]	599	607	(8)	(1)
Risk-weighted assets (in € bn)[1]	360	364	(5)	(1)
of which: operational risk RWA (in € bn)[1]	59	60	(1)	(2)
Leverage exposure (in € bn)[1]	1,238	1,164	74	6
Employees (full-time equivalent)[2]	86,712	83,000	3,712	4
Post-tax return on average shareholders' equity[2,3]	7.9%	6.5%	1.4ppt	N/M
Leverage ratio (reported/phase-in)	4.6%	4.6%	0.1ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information please refer to “Non-GAAP financial measures” in this report

3The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 29% for the first quarter of 2023 and 26% for the first quarter of 2022; for further information please refer to “Non-GAAP financial measures” in this report

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Segment results

Corporate Bank

Profit before tax was € 822 million in the quarter, more than triple the prior year quarter and the highest quarterly profit before tax since the creation of the Corporate Bank in 2019. Post-tax RoTE was 18.3%, up from 5.9% in the prior year quarter, and post-tax RoE was 16.9%, up from 5.4%. The cost/income ratio improved to 55%, from 73% in the first quarter of 2022.

Net revenues were € 2.0 billion, 35% higher year on year. Revenue growth was driven by increased interest rates and continued pricing discipline, with net interest income up 71%, and commissions and fee income up 1%, compared to the prior year quarter. Deposits declined by 1%, or € 2 billion year on year, while loans gross of allowances were down 3%, or € 4 billion compared to the first quarter of 2022 but essentially flat compared to previous quarter.

All of the Corporate Bank’s businesses contributed to revenue growth. Corporate Treasury Services net revenues were € 1.2 billion, up 32% year on year. Institutional Client Services net revenues were € 447 million, 28% higher year on year. Business Banking net revenues were € 337 million, up by 59% year on year.

Noninterest expenses were € 1.1 billion, up 2% year on year, as lower bank levies were offset by higher service relationship expenses compared to the prior year quarter.

Provision for credit losses was € 64 million in the quarter, 57% lower year on year. Provisions remained contained despite a more challenging macroeconomic environment compared with the prior year quarter and were primarily driven by one large Stage 3 event.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services	1,188	899	289	32
Institutional Client Services	447	350	97	28
Business Banking	337	212	125	59
Total net revenues	1,973	1,462	511	35
Of which:
Net interest income	1,333	780	553	71
Commissions and fee income	576	569	6	1
Remaining income	64	112	(48)	(43)
Provision for credit losses	64	148	(84)	(57)
Noninterest expenses:
Compensation and benefits	361	353	8	2
General and administrative expenses	725	715	10	1
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M
Total noninterest expenses	1,086	1,067	19	2
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	822	246	576	N/M

Employees (front office, full-time equivalent)[1]	7,524	7,415	110	1
Employees (business-aligned operations, full-time equivalent)[1]	6,853	5,916	938	16
Employees (allocated central infrastructure, full-time equivalent)[1]	8,598	7,420	1,178	16
Total employees (full-time equivalent)[1]	22,976	20,750	2,225	11
Total assets (in € bn)[1,2]	248	249	(1)	(0)
Risk-weighted assets (in € bn)[1]	74	71	3	4
of which: operational risk RWA (in € bn)[1]	5	5	(0)	(3)
Leverage exposure (in € bn)[1]	310	305	5	2
Deposits (in € bn)[1]	269	271	(2)	(1)
Loans (gross of allowance for loan losses, in € bn)[1]	121	125	(4)	(3)
Cost/income ratio	55.1%	73.0%	(18.0)ppt	N/M
Post-tax return on average shareholders' equity[3,4]	16.9%	5.4%	11.5ppt	N/M
Post-tax return on average tangible shareholders' equity[3,4]	18.3%	5.9%	12.4ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information please refer to “Non-GAAP financial measures” in this report

4 For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the first quarter of 2023 and all quarters of 2022; for further information please refer to “Non-GAAP financial measures” in this report

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Investment Bank

Profit before tax was € 861 million, down 42% year on year. Post-tax RoTE was 8.5% and post-tax RoE was 8.2% compared to 16.6% and 15.9% respectively in the prior year quarter. The cost/income ratio was 67%, compared to 54% in the prior year quarter.

Net revenues were € 2.7 billion, down 19% year on year. Revenues in FIC Sales & Trading were lower than a very strong first quarter of 2022, partly reflecting a significant contribution from episodic items in the prior year quarter which did not recur on the current quarter, and changes in the market environment. Origination and Advisory revenues also declined in line with a lower industry fee pool (source: Dealogic).

FIC Sales & Trading revenues were € 2.4 billion, down 17% year on year compared to an exceptionally strong prior year quarter. In Rates, revenues were higher against a very strong prior year quarter. Emerging Markets revenues were lower, driven by the non-recurrence of exceptional client activity in the Central & Eastern Europe, Middle East & Africa region in the prior year. Credit Trading revenues were lower, reflecting the non-recurrence of a concentrated distressed credit position in the prior year, though this was partly offset by growth in flow credit revenues. Financing revenues were impacted by the non-recurrence of other episodic revenue events in the prior year. Foreign Exchange revenues were significantly lower, reflecting heightened interest rate volatility and market dislocation seen during March.

Origination & Advisory revenues were € 327 million, down 31% year on year, in line with the year-on-year decline in the industry fee pool. Debt Origination revenues were significantly lower as the leveraged loan market remained muted, although High Yield activity showed signs of partial recovery prior to the market disruption in March. Investment Grade debt revenues also declined, as did the industry fee pool. Equity Origination revenues were lower in a challenging market with low issuance activity. Advisory revenues were also significantly lower than in the prior year quarter but decreased by less than the industry average (source: Dealogic).

Noninterest expenses were € 1.8 billion in the quarter, essentially flat year on year. A year-on-year reduction in bank levies was offset by slight increases in service relationships and nonoperating costs.

Provision for credit losses was € 41 million in the quarter, or 16 basis points of average loans. The slight year-on-year increase was driven by higher Stage 3 impairments, largely offset by reduced Stage 1 and 2 provisions, as forward-looking indicators reflected an expected improvement in the macro-economic environment.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	2,360	2,840	(481)	(17)
Debt Origination	213	307	(94)	(31)
Equity Origination	21	34	(12)	(36)
Advisory	92	134	(42)	(31)
Origination & Advisory	327	474	(148)	(31)
Other	5	9	(4)	(47)
Total net revenues	2,691	3,323	(632)	(19)
Provision for credit losses	41	36	5	14
Noninterest expenses:
Compensation and benefits	612	611	1	0
General and administrative expenses	1,178	1,184	(5)	(0)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	1	(0)	(22)
Total noninterest expenses	1,792	1,796	(5)	(0)
Noncontrolling interests	(2)	1	(3)	N/M
Profit (loss) before tax	861	1,490	(629)	(42)

Employees (front office, full-time equivalent)[1]	4,354	4,225	130	3
Employees (business-aligned operations, full-time equivalent)[1]	3,484	2,974	510	17
Employees (allocated central infrastructure, full-time equivalent)[1]	11,280	9,872	1,408	14
Total employees (full-time equivalent)[1]	19,118	17,071	2,047	12
Total assets (in € bn)[1,2]	664	664	0	0
Risk-weighted assets (in € bn)[1]	142	145	(2)	(2)
of which: operational risk RWA (in € bn)[1]	23	25	(1)	(5)
Leverage exposure (in € bn)[1]	541	547	(6)	(1)
Deposits (in € bn)[1]	11	13	(3)	(20)
Loans (gross of allowance for loan losses, in € bn)[1]	103	94	9	10
Cost/income ratio	66.6%	54.0%	12.5ppt	N/M
Post-tax return on average shareholders' equity[3,4]	8.2%	15.9%	(7.7)ppt	N/M
Post-tax return on average tangible shareholders' equity[3,4]	8.5%	16.6%	(8.1)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information please refer to “Non-GAAP financial measures” in this report

4 For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the first quarter of 2023 and all quarters of 2022; for further information please refer to “Non-GAAP financial measures” in this report

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Private Bank

Profit before tax was € 280 million in the quarter compared to € 394 million in the prior year quarter. The decline was primarily attributable to higher provision for credit losses, reflecting a small number of single name losses in the International Private Bank in the current quarter and the non-recurrence of restructuring provision releases in the first quarter of 2022. Growth in revenues more than offset increases in the adjusted cost base. The cost/income ratio was 78%, essentially flat compared to the prior year quarter. Post-tax RoTE of 5.3% declined by 3.2 percentage points compared to the prior year quarter. Post-tax RoE was 4.9%, down from 7.7% in the first quarter of last year.

Net revenues were € 2.4 billion, up by 10%. This marks the highest quarterly revenue performance since the formation of Private Bank excluding specific items such as gains on sales. Growth was driven by higher net interest income from deposit products. This more than compensated a decline in fee income, which reflected changes in contractual and regulatory conditions as well as the impact of the current environment. The Private Bank attracted net inflows in Assets under Management (AuM) of € 6 billion in the quarter, driven by strong investment product inflows, which more than offset modest deposit outflows within Assets under Management. Quarterly loan growth was impacted by lower demand in mortgage loans in Germany and deleveraging activities of clients of the International Private Bank in the current market environment.

Net revenues in the Private Bank Germany grew by 14% to € 1.6 billion in the quarter. Growth, mainly driven by deposit revenues, was supported by higher interest rates. This more than offset a decline in fee income which reflected the aforementioned factors.

In the International Private Bank, net revenues of € 888 million were up 3% year on year, or 4% if adjusted for specific revenue items from prior year. Revenue growth reflected higher deposit revenues, partly offset by lower loan and investment product revenues. The latter developments reflect lower client activity in a more challenging environment as well as the impacts of a lower asset base following a decline in market valuations during 2022.

Assets under Management in the Private Bank were € 531 billion at quarter end. The increase of € 13 billion in the quarter was driven by the aforementioned net inflows of € 6 billion and a € 9 billion impact of higher market levels, which partly reversed the impact from lower market levels of roughly € 56 billion seen in 2022.

Noninterest expenses were € 1.9 billion, up 10% year on year, in part attributable to the non-recurrence of restructuring provision releases recorded in the first quarter of 2022. Adjusted costs were up 5% due to higher investment spending and increased internal service cost allocations. Inflationary impacts were mostly offset by continued savings from transformation initiatives, including workforce reductions and branch closures.

Provision for credit losses was € 267 million, or 40 basis points of average loans, compared to € 101 million in the prior year quarter. This development was largely driven by a small number of single name losses in the International Private Bank. Excluding these items, the development of the overall portfolio continued to reflect the high quality of the loan book, especially in the retail businesses, and ongoing tight risk discipline.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,550	1,357	193	14
International Private Bank	888	863	25	3
Premium Banking	242	244	(2)	(1)
Wealth Management & Bank for Entrepreneurs	645	618	27	4
Total net revenues	2,438	2,220	218	10
Of which:
Net interest income	1,532	1,183	349	29
Commissions and fee income	777	957	(180)	(19)
Remaining income	130	80	50	62
Provision for credit losses	267	101	166	164
Noninterest expenses:
Compensation and benefits	689	682	7	1
General and administrative expenses	1,202	1,088	114	11
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(0)	(45)	44	(99)
Total noninterest expenses	1,891	1,725	166	10
Noncontrolling interests	0	(0)	0	N/M
Profit (loss) before tax	280	394	(113)	(29)

Employees (front office, full-time equivalent)[1]	21,115	21,813	(697)	(3)
Employees (business-aligned operations, full-time equivalent)[1]	5,839	6,019	(180)	(3)
Employees (allocated central infrastructure, full-time equivalent)[1]	11,103	9,510	1,593	17
Total employees (full-time equivalent)[1]	38,057	37,342	715	2
Total assets (in € bn)[1,2]	329	316	12	4
Risk-weighted assets (in € bn)[1]	87	87	0	0
of which: operational risk RWA (in € bn)[1]	8	7	1	7
Leverage exposure (in € bn)[1]	340	328	13	4
Deposits (in € bn)[1]	310	316	(6)	(2)
Loans (gross of allowance for loan losses, in € bn)[1]	263	258	5	2
Assets under Management (in € bn)[1,3]	531	549	(17)	(3)
Net flows (in € bn)	6	10	(4)	(39)
Cost/income ratio	77.6%	77.7%	(0.2)ppt	N/M
Post-tax return on average shareholders' equity[4,5]	4.9%	7.7%	(2.9)ppt	N/M
Post-tax return on average tangible shareholders' equity[4,5]	5.3%	8.4%	(3.2)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3The Group defines Assets under Management as (a) assets held on behalf of customers for investment purposes and/or (b) client assets that are managed by the bank; Assets under Management are managed on a discretionary or advisory basis, or these assets are deposited with the bank; deposits are considered Assets under Management if they serve investment purposes; in the Private Bank Germany and Premium Banking, this includes term deposits and savings deposits; in Wealth Management & Bank for Entrepreneurs, it is assumed that all customer deposits are held with the bank primarily for investment purposes

4 Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information please refer to “Non-GAAP financial measures” in this report

5 For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the first quarter of 2023 and all quarters of 2022; for further information please refer to “Non-GAAP financial measures” in this report

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Asset Management

Profit before tax was € 115 million in the first quarter, a 44% decrease over the prior year period, primarily driven by lower revenues which reflected declines in market levels during 2022. Post-tax RoTE was 13.6%, down from 25.5% in the prior year quarter, and post-tax RoE was 5.8%, down from 11.0%. The cost/income ratio rose to 74% in the quarter, up by 12 percentage points over the prior year quarter.

Net revenues were € 589 million, down 14% over the prior year quarter. This was due to lower Management fees, which were down 8% to € 571 million, predominantly due to declining market levels during 2022. Performance and transaction fees were € 11 million, compared to € 26 million in the prior year quarter.

Noninterest expenses were € 436 million in the quarter, up 3% year on year. Adjusted costs were € 426 million, up by 1%. While compensation and benefits costs dropped due to lower carried interests, general and administrative expenses increased, partly due to higher costs for service relationships and non-operating costs.

Net flows were € 6 billion in the quarter. Excluding cash, net inflows were € 9 billion, driven by Active (ex-Cash) product inflows of € 6 billion and Passive product inflows of € 4 billion including Xtrackers. These more than offset outflows of € 3 billion in low-margin cash products, partly reflecting a rising interest rate environment, and of € 1 billion in Alternatives. ESG products attracted net inflows of € 1 billion.

Assets under Management rose by € 19 billion, or 2%, to € 841 billion during the quarter. This increase was mainly due to rising market levels and net inflows during the quarter, while exchange rate movements had a negative impact. Compared to the prior year quarter, Assets under Management have decreased by 7%, primarily driven by the aforementioned declines in market levels during 2022.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues:
Management Fees	571	621	(50)	(8)
Performance and transaction fees	11	26	(15)	(58)
Other	7	35	(28)	(80)
Total net revenues	589	682	(93)	(14)
Provision for credit losses	(1)	0	(1)	N/M
Noninterest expenses:
Compensation and benefits	222	230	(7)	(3)
General and administrative expenses	213	192	21	11
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	0	0	28
Total noninterest expenses	436	422	14	3
Noncontrolling interests	39	55	(15)	(28)
Profit (loss) before tax	115	206	(91)	(44)

Employees (front office, full-time equivalent)[1]	1,994	1,887	107	6
Employees (business-aligned operations, full-time equivalent)[1]	2,303	2,254	49	2
Employees (allocated central infrastructure, full-time equivalent)[1]	521	446	75	17
Total employees (full-time equivalent)[1]	4,818	4,587	231	5
Total assets (in € bn)[1,2]	10	11	(1)	(9)
Risk-weighted assets (in € bn)[1]	13	14	(1)	(5)
of which: operational risk RWA (in € bn)[1]	3	3	0	4
Leverage exposure (in € bn)[1]	9	10	(1)	(7)
Assets under Management (in € bn)[1]	841	902	(62)	(7)
Net flows (in € bn)	6	(1)	7	N/M
Cost/income ratio	74.0%	61.8%	12.2ppt	N/M
Post-tax return on average shareholders' equity[3,4]	5.8%	11.0%	(5.2)ppt	N/M
Post-tax return on average tangible shareholders' equity[3,4]	13.6%	25.5%	(11.9)ppt	N/M

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

2Segment assets represent consolidated view, i.e., the amounts do not include intersegment balances

3Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information please refer to “Non-GAAP financial measures” in this report t

4 For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the first quarter of 2023 and all quarters of 2022; for further information please refer to “Non-GAAP financial measures” in this report

Deutsche Bank	Segment results
Earnings Report as of March 31, 2023

Corporate & Other

Corporate & Other reported a loss before tax of € 130 million in the first quarter of 2023, compared to a loss before tax of € 816 million in the prior year quarter. This development reflected higher revenues together with lower noninterest expenses.

Net revenues were positive € 86 million in the quarter, compared to negative € 499 million in the prior year quarter. The improvement was primarily driven by revenues relating to valuation and timing differences of positive € 336 million, compared to negative € 323 million in the prior year quarter. Revenues related to funding and liquidity were negative € 103 million in the first quarter of 2023, compared to negative € 115 million in the prior year quarter.

Noninterest expenses were € 252 million in the quarter, down 31% compared to € 367 million in the prior year quarter, primarily driven by lower expenses relating to legacy portfolios, previously reported as the Capital Release Unit. Expenses associated with shareholder activities as defined in the OECD Transfer Pricing guidelines not allocated to the business divisions were € 124 million in the quarter, essentially flat year on year.

Noncontrolling interests are reversed in C&O after deduction from the divisional profit before tax. These were € 37 million for the quarter, down from € 56 million in the prior year quarter, and were mainly related to DWS.

Risk-weighted assets stood at € 43 billion at the end of the first quarter, including € 19 billion of operational risk RWA, down € 3 billion since the fourth quarter of 2022 and down € 5 billion compared to the prior year quarter.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2023	Mar 31, 2022	Absolute Change	Change in %
Net revenues	86	(499)	585	N/M
Provision for credit losses	1	7	(6)	(82)
Noninterest expenses:
Compensation and benefits	811	781	30	4
General and administrative expenses	(558)	(414)	(144)	35
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(1)	0	(1)	N/M
Total noninterest expenses	252	367	(115)	(31)
Noncontrolling interests	(37)	(56)	19	(33)
Profit (loss) before tax	(130)	(816)	687	(84)

Employees (C&O, net, full-time equivalent)[1]	1,743	3,250	(1,507)	(46)
Employees (central infrastructure allocated to businesses, full-time equivalent)[1]	31,502	27,248	4,254	16
Total Employees (full-time equivalent)[1]	33,245	30,498	2,747	9
Risk-weighted assets (in € bn)[1]	43	48	(5)	(10)
Leverage exposure (in € bn)[1]	37	57	(20)	(35)

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1As of quarter-end

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2023

Consolidated balance sheet

Assets

in € m.	Mar 31, 2023	Dec 31, 2022
Cash and central bank balances	160,777	178,896
Interbank balances (without central banks)	5,863	7,195
Central bank funds sold and securities purchased under resale agreements	10,016	11,478
Securities borrowed	24	(0)
Financial assets at fair value through profit or loss
Trading assets	110,901	92,867
Positive market values from derivative financial instruments	246,311	299,856
Non-trading financial assets mandatory at fair value through profit and loss	99,854	89,654
Financial assets designated at fair value through profit or loss	167	168
Total financial assets at fair value through profit or loss	457,233	482,545
Financial assets at fair value through other comprehensive income	29,087	31,675
Equity method investments	1,074	1,124
Loans at amortized cost	489,407	491,175
Property and equipment	6,101	6,103
Goodwill and other intangible assets	7,088	7,092
Other assets[1]	138,396	118,124
Assets for current tax	1,599	1,584
Deferred tax assets	6,813	7,225
Total assets	1,313,477	1,344,217

Liabilities and equity

in € m.	Mar 31, 2023	Dec 31, 2022
Deposits	598,810	629,183
Central bank funds purchased and securities sold under repurchase agreements	451	573
Securities loaned	9	13
Financial liabilities at fair value through profit or loss
Trading liabilities	57,276	50,616
Negative market values from derivative financial instruments	231,845	282,418
Financial liabilities designated at fair value through profit or loss	81,048	54,634
Investment contract liabilities	479	469
Total financial liabilities at fair value through profit or loss	370,648	388,138
Other short-term borrowings	4,908	5,122
Other liabilities[1]	133,364	113,648
Provisions	2,759	2,449
Liabilities for current tax	512	388
Deferred tax liabilities	527	538
Long-term debt	127,680	131,525
Trust preferred securities	508	500
Total liabilities	1,240,176	1,272,076
Common shares, no par value, nominal value of € 2.56	5,223	5,291
Additional paid-in capital	39,861	40,513
Retained earnings	19,324	17,769
Common shares in treasury, at cost	(60)	(331)
Accumulated other comprehensive income (loss), net of tax	(1,386)	(1,470)
Total shareholders’ equity	62,963	61,772
Additional equity components	8,540	8,578
Noncontrolling interests	1,798	1,791
Total equity	73,302	72,141
Total liabilities and equity	1,313,477	1,344,217

1Includes non-current assets and disposal groups held for sale

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2023

Movements in assets and liabilities

As of March 31, 2023, the total balance sheet of € 1.3 trillion was essentially flat compared to year end 2022.

Deposits decreased by € 30.4 billion, mainly in the Corporate and Institutional Cash Management business in Corporate Bank, driven by increased price competition, normalization from elevated levels in the prior two quarters and market volatility at the end of the quarter. In the Private Bank, deposits have reduced primarily due to migration into higher yielding investment products and continued inflationary pressure impacting retail clients. This decline in deposits was the primary driver of € 19.5 billion decrease in cash, central bank and interbank balances.

Central bank funds sold, securities purchased under resale agreements and securities loaned across all applicable measurement categories increased by € 7.8 billion, mainly driven by higher client activity and short coverage requirements. Corresponding liabilities increased by € 24.7 billion, mainly attributable to increased secured funding of trading inventory.

Trading assets and trading liabilities increased by € 18.0 billion and € 6.7 billion, respectively, mainly due to increased exposure in government securities from higher client flows and desk positioning in relation to the current environment.

Positive and negative market values of derivative financial instruments decreased by € 53.5 billion and € 50.6 billion, respectively, primarily driven by moves in foreign exchange products in Investment Bank, mainly due to the weakening of the U.S. dollar against the euro and market volatility.

Long term debt decreased by € 3.8 billion as a result of prepayment of TLTRO funding, partly offset by new issuances during the quarter.

Other assets increased by € 20.3 billion, mainly driven by increases in brokerage and securities related receivables of € 19.4 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades following the seasonality pattern the bank typically observes of lower year-end levels versus higher volumes over the course of the year. This seasonality pattern was also reflected in an increase in brokerage and securities related payables by € 16.7 billion, driving the € 19.7 billion increase in other liabilities.

The overall movement of the balance sheet included a decrease of € 8.5 billion due to foreign exchange rate movements, mainly driven by a weakening of the U.S. Dollar against the Euro. The effects of foreign exchange rate movements are embedded in the movements of the balance sheet line items discussed in this section.

Liquidity

Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 were € 208 billion as of March 31, 2023, compared to € 219 billion as of December 31, 2022. The decrease is primarily driven by reduction of Corporate and Private Bank deposits offset by an increase in capital market issuances and a reduction in loans. The Group maintains additional highly liquid central bank eligible assets, not qualifying as HQLA or subject to transfer restrictions under the HQLA definition. These additional liquid assets were € 33 billion as at the end of March 31, 2023, such that the Group’s total Liquidity Reserves were € 241 billion. The Liquidity Coverage Ratio was 143% in the first quarter of 2023, a surplus to regulatory requirements of € 63 billion.

Equity

Total equity as of March 31, 2023, increased by € 1.2 billion compared to December 31, 2022. This change was driven by a number of factors including the profit reported for the period of € 1.4 billion, treasury shares distributed under share-based compensation plans of € 378 million and remeasurement gains related to defined benefit plans of € 190 million, net of tax. Further contributing factors include unrealized net gains on accumulated other comprehensive income, mainly attributable to financial assets at fair value through other comprehensive income of € 278 million, net of tax and unrealized net gains on derivatives hedging cash flows of € 207 million, net of tax. These were partially offset by a negative impact from foreign currency translation of € 439 million, net of tax, mainly resulting from the weakening of the U.S. dollar against the Euro, net purchases of treasury shares of € 407 million and a net change in share awards for the period of € 382 million.

On February 28, 2023, Deutsche Bank cancelled 27 million of its common shares. The cancellation reduced the nominal value of the shares by € 68 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million. The difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million. The shares had already been deducted from the reported total equity on December 31, 2022. Therefore, the cancellation did not reduce the reported total equity in the first quarter 2023.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2023

Outlook

The following section provides an overview of updates to the outlook for the Group and business divisions for the financial year 2023 and should be read in conjunction with the Outlook section in the Combined Management Report provided in the Annual Report 2022.

Macroeconomic and Banking Industry Outlook

The outlook for the global economy slightly improved for 2023. However, core inflation remains persistent despite energy cost pressures having peaked. Central banks are expected to curtail rate hikes due to the lagged effects of the tightening measures already implemented. The Group currently expects global GDP growth and inflation to be at 2.8% and 6.6%, respectively, for 2023.

The Eurozone economy is likely to avoid a recession in the first half of the year and could see a rather muted recovery during summer, although inflation-related loss of purchasing power could weaken demand of private households over the year. Additional headwinds could come from the ECB's monetary tightening. Global economic momentum is expected to see support from the recovery of the Chinese economy. On the other hand, a recession in the U.S., which is expected to set in during the second half of the year, would reduce external demand and thus slow down global growth.

Banks globally are expected to continue to benefit from higher interest rates in 2023, albeit to a lesser extent than before, supporting net interest income. Higher interest rates may dampen demand for credit, while supply conditions will probably tighten as banks become more cautious in taking risks. As a result, lending dynamics could slow meaningfully. Deposit funding costs might rise as well, reflecting greater competition for funding and a diminishing lag effect as the rate cycle matures. In addition, given the risks from a deteriorating commercial real estate and housing market, loan loss provisions may rise. Banks may be more affected by this in the U.S. than in Europe given their provisions are based on a lifetime expected loss model, which usually results in greater volatility, along with the weaker macroeconomic outlook for the U.S. in 2024. Capital market revenues could be mixed, with elevated volatility impacting segments differently. Overall, the absolute level of profitability might not remain as strong as in the previous year, but nonetheless is expected to be robust in the U.S. as well as Europe.

Recent concerns about the global banking industry have been caused by idiosyncratic issues at some institutions, especially in the U.S., and broader uncertainty about the impact of tighter monetary policy. However, the banking system’s fundamentals are very strong. In Europe, profitability is at a post financial crisis high and non-performing loans are at a 15-year low, while capital and liquidity ratios remain close to record levels. In the U.S., net profits have stayed near their all-time high, despite a normalization in loan loss provisions.

The global economic outlook is impacted by several risks. While inflation seems to have peaked, it remains well above central bank targets and is likely to be persistent. Failure to bring down inflation could lead to central banks keeping monetary policy tighter for longer, which would affect financial markets and increase the risk of a recession. Geopolitical risks remain elevated due to the war in Ukraine and the tensions between China and Taiwan; also, the strategic competition U.S. versus China could possibly continue to intensify. A recession in the U.S. is expected in the second half of 2023, but there is a risk that it could occur sooner.

Deutsche Bank Outlook

In March 2022, Deutsche Bank outlined its strategic and financial road map through 2025, referred to as the Global Hausbank strategy, and communicated the bank’s 2025 financial targets and capital objectives. In addition, the bank is working to refine and accelerate its Global Hausbank strategy with measures which, if successfully implemented, could allow the bank to outperform its 2025 financial targets.

Deutsche Bank reaffirms its financial targets to be achieved by 2025 of a post-tax return on average tangible equity of above 10%, a compound annual revenue growth in revenues of between 3.5% and 4.5% for 2021 to 2025 and a cost/income ratio of below 62.5%. The bank also confirms its capital objectives of a CET1 capital ratio of around 13% and a payout ratio of 50% from 2025 onwards.

Deutsche Bank is managing the Group’s cost base towards its 2025 cost/income ratio target. The Group remains highly focused on cost discipline and delivery of the initiatives underway, with incremental operational efficiencies in the process of being implemented.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2023

In 2023, Group revenues are expected to be slightly higher compared to the prior year. Deutsche Bank expects revenues to be in the middle of the range of € 28 billion to € 29 billion at Group level reflecting the positive impact of interest rates, particularly in the Corporate and Private Bank, and robust organic business growth, partly offset by some normalization in other businesses, notably FIC.

Corporate Bank expects the interest rate environment and progress on its initiatives to support the performance in 2023, despite macro-economic uncertainties. Revenues are expected to be higher compared to the prior year, driven by further improvements in interest rates and growth initiatives. Corporate Treasury Services revenues are anticipated to be higher due to strong momentum in the Corporate Cash Management business and growth in structured and flow trade finance solutions. Institutional Client Services revenues are expected to be slightly higher, supported by business growth and higher interest rates. In Business Banking, revenues are expected to be significantly higher compared to the prior year, principally due to higher interest rates in Germany.

Investment Bank revenues are expected to be essentially flat in 2023 compared to the prior year, as the expected partial recovery in Origination and Advisory in the second half of 2023 is likely to be offset by a normalization in FIC Sales & Trading.

FIC Sales and Trading revenues are expected to be lower than 2022. Rates will look to build on a strong first quarter and build out targeted business areas where it sees opportunities but expects a normalization in the market in the remainder of the year. Global Emerging Markets will continue to develop its onshore footprint and client workflow solutions further, though no repeat of the heightened volatility in the Central & Eastern Europe, Middle East & Africa region and associated revenue seen in 2022 is expected. The Foreign Exchange business was negatively impacted by the extreme interest rate volatility in the first quarter of 2023, and this will impact the full year performance. Within Credit Trading the flow credit business will look to build on investments into product and coverage teams which have contributed to improved performance in the first quarter. This will support the broader Credit Trading franchise performance. The Financing business will continue to take a disciplined and selective approach to the deployment of resources and look to benefit going forward from the increase in interest rates seen over the last nine months.

Origination & Advisory revenues are expected to be significantly higher in 2023 compared to 2022, primarily due to an expected recovery in the Debt Origination business. The industry saw an increase in High Yield activity in the first quarter of 2023, which is expected to feed into the rest of the year and potentially open up the Leveraged Debt market, notwithstanding the events in March. Additionally, the business does not expect a recurrence of the loan markdowns that occurred across the industry in 2022. The Investment Grade Debt business will look to maintain its quarter-on-quarter improvement seen in the first quarter and further develop its ESG capabilities for clients. Equity Origination will continue to provide a competitive offering across products and expects to see the market start to open up again throughout the year. Advisory plans to build on the momentum of investment and market share gains in the prior year, however, the reduced levels of announced volumes seen over the last three quarters materially lowered the industry fee pool in the first quarter of 2023, and this will impact revenues for the remainder of the year.

Net revenues in the Private Bank in 2023 are anticipated to remain essentially flat compared to 2022. The year on year comparison will be impacted by the non-recurrence of a gain on the sale of the Deutsche Bank Financial Advisors business in Italy and by lower revenues from workout activities in Sal. Oppenheim. Revenues excluding these specific items are expected to be slightly higher compared to 2022 driven by net positive effects from the rising interest rate environment and by continued business growth despite an expected slowdown of the growth of the German mortgage book.

In the Private Bank Germany, revenues are expected to be slightly higher compared to 2022. Net interest income is expected to grow driven by higher deposit revenues which will be partly offset by reduced funding benefits including from the ECB’s TLTRO program. Fee income is expected to be slightly lower with increases in investment product revenues more than offset by impacts from changes in contractual and regulatory conditions.

Net revenues in the International Private Bank are expected to be slightly lower compared to 2022 driven by the non-recurrence of the aforementioned gain in Italy of approximately € 310 million and Sal. Oppenheim workout revenues of approximately € 130 million. Excluding these specific items, revenues are anticipated to be slightly higher year on year reflecting continued business growth supported by prior relationship manager hiring. Positive impacts from rising interest rates are expected to more than compensate for the impact of reduced benefits from the ECB’s TLTRO program.

AuM volumes are continued to be expected higher compared to year end 2022 despite net AuM deposit outflows in the first quarter 2023. As usual, the overall development of AuM volumes will highly depend on market parameters, including equity indices and foreign exchange rates. Growth dynamics in the loan businesses in Private Bank Germany are expected to slow down mainly reflecting lower demand in mortgage loans.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2023

In 2023, Asset Management expects to return to positive net inflows and contribute towards its medium-term refined targets of AuM CAGR of greater than 12% for Passive and greater than 10% for Alternatives by 2025, enhanced by expanding the divisions distribution partnerships and further ESG offerings. Assuming market stabilization, Assets under Management at the end of 2023 are expected to be slightly higher compared to the end of 2022, and total revenues to be essentially flat. Management fees are expected to be slightly lower in 2023 compared to 2022, with higher expected performance and transactions fees and significantly higher other revenues.

For 2023, Corporate & Other is expected to generate a pre-tax loss, and as previously reported, will include financial impacts of legacy portfolios, previously reported as the Capital Release Unit. Results in Corporate & Other will continue to be impacted by valuation and timing differences on positions that are economically hedged, but do not meet the hedge accounting requirements. Corporate & Other will also continue to retain certain transitional costs relating to the Group’s funds transfer pricing framework, and legacy activities, which in total are expected to be around € 300 million for the full year. Shareholder expenses are expected to be around € 500 million for the full year. The pre-tax loss associated with legacy portfolios is expected to be lower than the equivalent pre-tax loss in 2022, primarily from lower noninterest expenses.

The bank expects noninterest expenses in 2023 to be essentially flat compared to 2022, as higher restructuring and severance, now expected to amount to € 500 million in 2023, are expected to offset the reduction in bank levies. Adjusted costs excluding bank levies are expected to be essentially flat in 2023. The bank expects to benefit from the bank’s structural efficiency measures including optimization of its Germany platform, the upgrade of its technology architecture, the front-to-back redesign of processes and measures to increase infrastructure efficiency. These structural benefits are expected to offset inflationary headwinds and selected investments in business growth, technology and in the control environment.

For the full year 2023, the Group expects provision for credit losses in a range of 25 to 30 basis points of average loans. The bank expects provision for credit losses in 2023, to be driven by single-name losses rather than a deterioration of macro-economic forward-looking indicators. Deutsche Bank remains committed to its stringent underwriting standards and tight risk management framework. Further details on the calculation of expected credit losses are provided in the section “Risk information” in this report.

Common Equity Tier 1 ratio (CET 1 ratio) by year end 2023 is expected to remain essentially flat compared to 2022. The Group expects several regulatory decisions on internal credit and market risk models in 2023. Risk weighted assets are expected to be slightly higher when considering model impacts, respective mitigation initiatives and business growth. Deutsche Bank aims for a Common Equity Tier 1 capital ratio of 200 basis points above the Maximum Distributable Amount (MDA) threshold at the end of 2023. The timing of model decisions might drive CET1 ratio variability within the year.

Risks to the Group’s outlook include potential impacts on the business model from macroeconomic as well as geopolitical uncertainties, including client refinancing risks, which could impact certain sectors such as Commercial Real Estate and more highly leveraged corporate clients; as well as higher interest rates, pressures on loan-to-value ratios and tighter lending conditions may impact clients’ ability to refinance. In addition, continued uncertainties associated with the war in Ukraine, the tensions between China and Taiwan and a possible intensification of U.S. versus China strategic competition, as well as global inflationary pressures, slower economic growth in the major operating countries including the risk of a deeper and longer recession, impact from changes in foreign exchange rates, and lower client activity could pose risks. Furthermore, uncertainty around central bank policies, the interest rate environment, ongoing regulatory developments, such as the finalization of the Basel III framework as well as other geopolitical event risks may also have an adverse impact.

Our financial targets are based on our financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Adjusted costs, Adjusted costs excluding bank levies as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank	Risks and opportunities
Earnings Report as of March 31, 2023

Risks and opportunities

The following section focuses on future trends or events that may result in downside risk or upside potential from what the Group has anticipated in its “Outlook”. The main development in the first three months ended March 31, 2023, was the emergence of significant market volatility and selective failures and/or restructurings in the U.S. and European banking sector. The Group assessment of other risks and opportunities that its businesses are exposed to has not materially changed compared to the information presented in its Annual Report 2022.

Key downside risks stem from the ongoing impacts of rising interest rates and elevated inflation, the potential for tightening bank lending standards following the March market stress, a deterioration in the macroeconomic environment and elevated geopolitical risks.

Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, which may lead to higher revenues and improving the Group’s ability to meet its financial targets. At the same time, higher inflation and interest rate levels and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins. Deutsche Bank could also benefit from helping clients navigate increasingly volatile financial markets. By focusing on and investing in Deutsche Bank’s areas of core strengths, in alignment with its sustainability strategy, the implementation of its strategy may create further opportunities if implemented to a greater extent or under more favourable conditions than currently anticipated.

Risks

Macroeconomic and market conditions

In March, mounting investor concerns over banking sector risks resulted in several U.S. regional banks and one major European bank either failing or being restructured. While overall banking sector fundamentals remain sound, recent events have increased the likelihood of a persistent tightening of financial conditions as banks act to preserve liquidity amid higher competition for deposits and increased depositor sensitivity around concentration risks. A pronounced tightening in financial conditions would lead to higher client refinancing risks, with Commercial Real Estate and higher leveraged corporate clients among the sectors in focus.

Major central banks continued to tighten monetary policy throughout the recent banking sector turmoil and amid exceptionally high market volatility in some asset classes. Shorter-term sovereign bond yields saw multi-decade record daily moves in mid-March as contagion fears increased. The impact of recent events on investor appetite may at least temporarily impact the Group’s ability to distribute and de-risk capital market commitments which could potentially result in losses. Recent events have also increased the risk of idiosyncratic counterparty events both directly and indirectly e.g., as a result of a shortfall under Lombard or securities financing transactions. In addition, the ECB’s TLTRO programme continues to run off with the maturity of the existing TLTRO-III drawings in addition to voluntary prepayments by participating banks. The reduction in this funding source may increase competition for liquidity among Eurozone banks which could have an impact on Deutsche Bank’s funding costs.

While headline inflation has likely passed its peak in key economies, core inflation is expected to be persistent and the path towards normalization remains uncertain. Elevated policy rates may adversely affect Deutsche Bank’s planned results of operations, financial targets and costs. This includes increased losses, including higher provisions for credit losses, and rating downgrades across the bank’s client franchise leading to RWA inflation. More persistent inflation and higher terminal interest rates could also dampen consumer spending and private client investments and lead to a reduction in new lending for consumer finance and/or private mortgages. Commercial real estate, in particular the U.S. office sector, is likely to experience pressure on asset quality due to the combination of higher interest rates, tighter financial conditions and post-pandemic shifts in working patterns.

Strategy

While the Group continuously plans and adapts to changing situations, it runs the risk that a significant deterioration in the global operating environment, or an adverse change in market confidence in the banking sector and/or client behaviour, could lead the Group to miss its publicly communicated targets, incur unexpected losses including further impairments and provisions, experience lower than planned profitability or an erosion of the Group’s capital and funding base, leading to a material adverse effect on Deutsche Bank’s results of operations and share price.

Deutsche Bank	Risks and opportunities
Earnings Report as of March 31, 2023

Deutsche Bank continues to operate in highly competitive markets in all divisions and repercussions from the banking sector stress in March 2023 may have negative impacts on the Group during the remainder of the year. This exacerbates risks that the bank could fall publicly announced targets and objectives e.g., its CET1 ratio objective of circa 200 basis points above the bank’s Maximum Distributable Amount (MDA) threshold as highlighted in the section “Outlook” in this report.

Liquidity and funding risks

Deutsche Bank retained investment grade ratings with all leading credit rating agencies through the end of March 2023 and does not expect that recent volatility events will have a negative impact on its credit ratings.

In response to global inflation and the events during the first quarter of 2023, several Central banks continued to increase interest rates which, in turn, could lead to an increase in Deutsche Bank’s funding costs and lower valuation of liquid assets which constitute part of its liquidity reserves. At the same time, a downturn in the macro-economic environment could lead to a reduced savings rate and decline in levels of deposits. This effect could be further exacerbated by competitive pricing pressures from other deposit-taking institutions, as well as any broader counterparty concerns about exposures to certain segments of the banking sector.

As of March 31, 2023, Deutsche Bank’s key liquidity metrics remained well above the regulatory minimum requirements, providing a strong basis to manage through ongoing market volatility.

Third Party Risk

The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. Geopolitical risk developments are also leading to increased scrutiny towards technology providers from third countries and growing localisation requirements. For example, the European Digital Operational Resilience Act (DORA) package which entered into force on January 16, 2023, expands the EU framework for third party risk management by introducing further monitoring, reporting, testing and oversight requirements (among others) applicable to EU financial institutions in respect of services carried out by their third-party ICT service providers. The DORA legislative package will apply from January 17, 2025, and will complement pre-existing EU “outsourcing” requirements applicable to the financial services sector.

A key risk remains that the bank may be ultimately liable in respect of services provided by third parties on behalf of the Group as if the bank had carried out those services itself. In addition, the bank may also face risks of material losses or reputational damage if third parties fail to provide services as agreed with the bank and/or in line with regulatory requirements.

Deutsche Bank	Risks and opportunities
Earnings Report as of March 31, 2023

Opportunities

Macroeconomic and market conditions

An improvement in macroeconomic conditions beyond currently forecasted levels could result in higher than planned revenues. The continued increases in interest rates and elevated market volatility observed in the first quarter also present opportunities including increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios and higher net interest income.

Strategy

Amid recent volatility events, the bank’s complete range of services aim to help clients navigate increasingly uncertain financial markets. The ongoing focus on the efficiency of the bank’s client coverage and further developments in the client experience and service offering aims to add strength and depth to the bank’s global client relationships.

The impact of recent events on the competitive environment also presents an opportunity for Deutsche Bank to accelerate growth initiatives and target market share gains. This includes attracting key revenue generating talent in particular in advisory businesses, as well as the potential acquisition of portfolios and other assets in line with the Bank’s stated strategy.

Technology, Data and Innovation

Digital innovation offers various opportunities to increase monetization on existing customers and acquire new customer groups by expanding the Group’s own portfolio of products and engaging in product partnerships with third parties, thereby potentially benefiting from a shorter time-to-market. Recent developments in artificial intelligence (AI) technologies such as Generative AI and LLM (Large Language Models) are an area of significant potential for Deutsche Bank’s operational efficiency and revenue growth. The bank is also collaborating with Google on the early adoption of new AI technologies and on ‘Responsible AI’ for the banking industry. The Bank is experimenting with such technologies in a prudent and responsible way to ensure it understands and mitigates risks that may arise before such technologies are deployed into production. The Group’s global reach allows it to scale products quickly and efficiently across geographies. At the same time, the bank’s customers will benefit from products and services being developed and brought to market more quickly in the future.

Environmental, social and governance

As outlined in Deutsche Bank’s Sustainability Deep Dive on March 2, 2023, the transition to a lower carbon economy presents multiple opportunities to support clients on their pathways to net zero through the provision of sustainable finance and transition expertise. Coupled with the active management of the Group’s carbon footprint via its net zero target regime, this can lead to both revenue opportunities as well as improved stakeholder perceptions.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Risk information

Key risk metrics

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the three months ended March 31, 2023. Disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate Pillar 3 report.

European Regulation (EU) 2019/876 and Directive (EU) 2019/878 introduced amendments to the CRR/CRD with various changes to the regulatory framework that became applicable on June 30, 2021: A new standardized approach for counterparty credit risk (SA-CCR) was introduced that replaces the mark-to-market method to determine the exposure value for derivatives that are not in scope of the internal model method. In addition, a new framework to determine the risk weight for banking book investments in collective investment undertakings and default fund contributions to central counterparties was introduced. Moreover, a minimum regulatory leverage ratio of 3% is determined as the ratio of Tier 1 capital and the regulatory leverage exposure. In addition, a minimum Net Stable Funding Ratio (NSFR) of 100% was introduced that requires banks to maintain a stable funding profile in relation to its on and off-balance sheet exposures.

Since June 30, 2020, the Group applies the transitional arrangements in relation to IFRS 9 as provided in the current CRR/CRD for all CET1 measures. For additional details on the Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2022 under the chapter “Risk report”.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

The following selected key risk ratios and corresponding metrics form part of the bank’s holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio, Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. Going forward, the newly introduced Net Stable Funding Ratio (NSFR) will also form part of the Group’s holistic risk management approach.

Common Equity Tier 1 ratio
31.3.2023	13.6%
31.12.2022	13.4%

Economic capital adequacy ratio
31.3.2023	228%
31.12.2022	239%

Leverage ratio
31.3.2023	4.6%
31.12.2022	4.6%

Total loss absorbing capacity (TLAC)
31.3.2023 (Risk Weighted Asset based)	33.04%
31.3.2023 (Leverage Exposure based)	9.60%
31.12.2022 (Risk Weighted Asset based)	32.20%
31.12.2022 (Leverage Exposure based)	9.34%

Liquidity coverage ratio (LCR)
31.3.2023	143%
31.12.2022	142%

Total risk-weighted assets
31.3.2023	€ 359.5 bn
31.12.2022	€ 360.0 bn

Total economic capital
31.3.2023	€ 22.1 bn
31.12.2022	€ 20.9 bn

Leverage exposure
31.3.2023	€ 1,238 bn
31.12.2022	€ 1,240 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2023	35.28%
31.12.2022	34.35%

Stressed net liquidity position (sNLP)
31.3.2023	€ 44.6 bn
31.12.2022	€ 48.1 bn

Net Stable Funding Ratio (NSFR)
31.3.2023	120%
31.12.2022	120%

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Mar 31, 2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	67,766	94,456	79,241	9,404	18,881	269,749
Settlement risk	0	2	0	0	209	211
Credit valuation adjustment (CVA)	54	5,305	33	5	769	6,165
Market risk	589	19,210	76	28	4,568	24,471
Operational risk	5,301	23,416	7,893	3,489	18,839	58,937
Total	73,711	142,388	87,243	12,925	43,267	359,534

	Dec 31, 2022 ¹
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit risk	68,022	93,184	79,865	9,417	18,726	269,214
Settlement risk	0	63	0	0	61	124
Credit valuation adjustment (CVA)	130	5,144	29	4	877	6,184
Market risk	847	17,895	72	28	7,289	26,131
Operational risk	5,304	23,155	7,637	3,414	18,839	58,349
Total	74,303	139,442	87,602	12,864	45,792	360,003

1Comparatives aligned to current presentation

The RWA of Deutsche Bank were € 359.5 billion as of March 31, 2023, compared to € 360.0 billion at the end of 2022. The decrease of € 0.5 billion was driven by market risk RWA, which was partially offset by operational risk RWA and credit risk RWA. The reduction in market risk RWA by € 1.7 billion was primarily driven by decreases in the Value-at-Risk and Stressed Value-at-Risk components due to a lower Capital Multiplier, following a reduction in the qualitative component. Exposure changes also led to a lower Stressed Value-at-Risk but a higher Incremental Risk Charge that offset each other. Higher operational risk RWA of € 0.6 billion was mainly driven by qualitative adjustments and external losses, partly offset by a more favorable development of Deutsche Bank´s internal loss profile feeding into the capital model. The increase in credit risk RWA by € 0.5 billion was primarily driven by business growth within the Investment Bank and the Corporate Bank. The increase in credit risk RWA was partly offset by foreign exchange movements and lower RWA for deferred tax assets.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

CET1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2023	Dec 31, 2022
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	62,963	61,772
Difference between equity per IASB IFRS / EU IFRS³	78	187
Total shareholders’ equity per accounting balance sheet (EU IFRS)	63,041	61,959
Deconsolidation/Consolidation of entities	72	29
Of which:
Additional paid-in capital	0	0
Retained earnings	72	29
Accumulated other comprehensive income (loss), net of tax	0	0
Total shareholders’ equity per regulatory balance sheet	63,113	61,988
Minority Interests (amount allowed in consolidated CET1)	993	1,002
AT1 coupon and shareholder dividend deduction[1]	(1,299)	(1,342)
Capital instruments not eligible under CET1 as per CRR 28(1)	(23)	(14)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	62,785	61,634
Prudential filters	(1,744)	(1,427)
Of which:
Additional value adjustments	(1,941)	(2,026)
Any increase in equity that results from securitized assets	(0)	(0)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	197	600
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(12,116)	(12,110)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(4,929)	(5,024)
Deferred tax assets that rely on future profitability	(3,112)	(3,244)
Negative amounts resulting from the calculation of expected loss amounts	(518)	(466)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,323)	(1,149)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other²	(2,234)	(2,225)
Common Equity Tier 1 capital	48,926	48,097

1Interim profits are recognized subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4)

2Includes capital deductions of € 1.2 billion (Dec 2022: € 1.2 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme, € 1.0 billion (Dec 2022: €1.0 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures, € 2.9 million (Dec 2022: € 7 million) resulting from minimum value commitments as per Article 36 (1)(n) of the CRR and CET1 decrease of € 1.7 million (Dec 2022: € 15 million) from IFRS 9 transitional provision as per Article 473a of the CRR

3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles"

As of March 31, 2023, Deutsche Bank´s CET1 capital ratio increased to 13.6% compared to 13.4% as of December 31, 2022. The increase of 25 basis points is mainly driven by higher CET1 capital and partially by decreased RWA due to the aforementioned developments. CET1 Capital increased by € 0.8 billion compared to year end 2022 which was mainly the result of the net profit of € 1.3 billion for the first three months ended March 31, 2023, partially offset by regulatory deductions for future common share dividend and AT1 coupon payments of € 0.4 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

In addition, CET1 capital increased as a result of positive impacts from reduced dividend deduction of € 0.4 billion for 2022 due to the proposed dividend payment for 2022 and € 0.5 billion unrealized gains and losses from financial instruments at fair value through other comprehensive income (mainly stemming from € 0.2 billion reduced unrealized net losses on securities available for sale and € 0.2 billion reduced unrealized net losses on cash flow derivatives hedging). These positive impacts were partly offset by deductions of € 0.4 billion from Equity compensation, € 0.3 billion cash flow hedge reserve related to non-fair value underlying and higher expected loss shortfall deduction of € 0.1 billion. Additionally, CET1 capital decreased due to Currency Translation Adjustments of € 0.3 billion net of foreign exchange counter-effects of capital deduction items of € 0.1 billion.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Economic capital adequacy ratio and economic capital

The economic capital adequacy ratio was 228% as of March 31, 2023, compared to 239% as of December 31, 2022. The decrease was mainly due to higher capital demand.

The economic capital demand amounted to € 22.1 billion as of March 31, 2023, compared to € 20.9 billion as of December 31, 2022. The increase of € 1.2 billion was driven by higher economic capital demand for credit risk, which was partially offset by lower economic capital demand for market risk. The economic capital demand for credit risk increased by € 1.4 billion primarily driven by increase in loan equivalent exposures in the Investment Bank and Private Bank and newly added placeholder for climate risk. The economic capital demand for market risk decreased by € 0.2 billion primarily driven by decrease in banking book equity exposures.

The economic capital supply amounted to € 50.4 billion as of March 31, 2023, compared to € 50.0 billion as of December 31, 2022. The increase of € 0.4 billion was primarily driven by positive net income of € 1.3 billion and decrease in unrealized losses by € 0.5 billion, which was partly offset by currency translation adjustments of € 0.4 billion, decrease in stock awards of € 0.4 billion and higher capital deductions of € 0.5 billion from prudential filters, defined benefit pension fund assets and other offsetting effects.

Leverage ratio and leverage exposure

A minimum leverage ratio requirement of 3% was introduced effective starting with June 28, 2021. Starting with January 1, 2023, an additional leverage ratio buffer requirement of 50% of the applicable G-SII buffer rate applies. This additional requirement equals 0.75% for Deutsche Bank.

As of March 31, 2023, the leverage ratio was 4.6% compared to 4.6% as of December 31, 2022. This takes into account a Tier 1 capital of € 57.3 billion over an applicable exposure measure of € 1,238 billion as of March 31, 2023 (€ 56.6 billion and € 1,240 billion as of December 31, 2022, respectively).

In the first quarter of 2023 the leverage exposure decreased by € 3 billion to € 1,238 billion, largely driven by off-balance sheet leverage exposures, which decreased by € 5 billion corresponding to lower notional amounts for irrevocable lending commitments and financial guarantees. In addition, the leverage exposure related to derivatives decreased by € 4 billion. The leverage exposure for the asset items not related to derivatives and secured financing transactions (SFTs) was almost unchanged. This reflects the development of the balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): Cash and central bank/interbank balances decreased by € 20 billion, non-derivative trading assets increased by € 18 billion, Pending settlements increased by € 1 billion on a net basis - despite being € 26 billion higher on a gross basis from seasonally low year-end levels, Loans were almost unchanged and the remaining asset items not outlined separately increased by € 1 billion. Furthermore, SFT-related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) increased by € 6 billion, in line with the development on the balance sheet.

The decrease in leverage exposure in the first quarter of 2023 included a negative foreign exchange impact of € 8 billion, mainly due to the weakening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Minimum Requirement of Own Funds and Eligible Liabilities (“MREL”) and Total Loss Absorbing Capacity (“TLAC”)

MREL and TLAC

in € m. (unless stated otherwise)	Mar 31, 2023	Dec 31, 2022
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	48,926	48,097
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	8,328	8,518
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	9,258	9,531
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	2,039	1,898
Tier 2 (T2) capital instruments eligible under TLAC/MREL	11,297	11,429
Total regulatory capital elements of TLAC/MREL	68,551	68,045

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	50,249	47,862
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	118,800	115,907
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	118,800	115,907
Senior preferred plain vanilla	4,833	4,552
Senior preferred structured products	3,217	3,215
Available Minimum Own Funds and Eligible Liabilities (MREL)	126,850	123,674

Risk Weighted Assets (RWA)	359,534	360,003
Leverage Ratio Exposure (LRE)	1,237,814	1,240,483

TLAC ratio
TLAC ratio (as percentage of RWA)	33.04	32.20
TLAC requirement (as percentage of RWA)	23.08	22.57
TLAC ratio (as percentage of Leverage Exposure)	9.60	9.34
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	35,811	34,638
TLAC surplus over LRE requirement	35,248	32,174

MREL subordination
MREL subordination ratio¹	33.04	32.20
MREL subordination requirement¹	25.36	24.85
Surplus over MREL subordination requirement	27,613	26,446

MREL ratio
MREL ratio¹	35.28	34.35
MREL requirement¹	29.97	29.46
MREL surplus over requirement	19,089	17,617

1As percentage of RWA (requirement including the combined buffer requirement)

MREL ratio development

As of March 31, 2023, available MREL were € 126.9 billion, corresponding to a ratio of 35.28% of RWA. This means that Deutsche Bank has a surplus of € 19.1 billion above the Group’s MREL requirement of € 107.8 billion (i.e., 29.97% of RWA including combined buffer requirement). € 118.8 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.04% of RWA, a buffer of € 27.6 billion over the Group’s subordination requirement of € 91.2 billion (i.e., 25.36% of RWA including combined buffer requirement). Compared to December 31, 2022, higher MREL and subordinated MREL was largely offset by the impact from higher RWA based requirements, which has led to only marginally higher RWA based MREL and subordinated MREL surpluses.

TLAC ratio development

As of March 31, 2023, TLAC was € 118.8 billion and the corresponding TLAC ratios were 33.04% of RWA and 9.60% of LRE. This means that Deutsche Bank has a comfortable TLAC surplus of € 35.2 billion over its TLAC requirement of € 83.6 billion (6.75% of LRE).

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 143% as of March 31, 2023, or € 63 billion of excess over the regulatory minimum of 100%. This compares to 142%, or € 64 billion of excess liquidity on December 31, 2022.

Stressed net liquidity position

The Group's internal eight week stressed Net Liquidity Position (sNLP) decreased to € 44.6 billion as of March 31, 2023, from € 48.1 billion as of December 31, 2022. This was primarily driven by decrease in Corporate and Private Bank deposits partially offset by methodology changes.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) requires banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The ratio is defined as the amount of Available Stable Funding (the portion of capital and liabilities expected to be a stable source of funding), relative to the amount of Required Stable Funding (a function of the liquidity characteristics of various assets held). The NSFR as of March 31, 2023, was 120% or a surplus over requirements of € 100 billion.

IFRS 9 Impairment

Model overview

Deutsche Bank continued to apply the same IFRS 9 impairment model and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2022. The section below focuses on the latest developments and uncertainties in the first quarter of 2023 and their consideration in the bank’s expected credit loss (ECL) calculation; along with the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecision or uncertainties not included in the model that require an overlay. Lastly, the Group presents a sensitivity analysis for one of the key inputs into the IFRS 9 model (i.e., forward looking macroeconomic variables) and its impact on the ECL results.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Forward-looking information

The tables below contain the macroeconomic variables (MEV) included in the application of forward-looking information in its IFRS 9 model as of March 31, 2023, and as of December 31, 2022.

Macroeconomic variables applied

	as of March 2023¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,819.45	1,875.48
Commodity - WTI	81.59	86.47
Credit - CDX Emerging Markets	233.58	214.68
Credit - CDX High Yield	448.32	433.00
Credit - CDX IG	76.91	76.38
Credit - High Yield Index	4.23%	4.02%
Credit - ITX Europe 125	82.51	79.08
Equity - MSCI Asia	1,351	1,418
Equity - Nikkei	27,095	27,917
Equity - S&P500	4,020	4,157
GDP - Developing Asia	4.09%	5.29%
GDP - Emerging Markets	3.40%	4.43%
GDP - Eurozone	0.92%	0.93%
GDP - Germany	(0.01)%	1.13%
GDP - Italy	0.44%	0.88%
GDP - USA	1.19%	0.95%
Real Estate Prices - US CRE Index	352.31	344.29
Unemployment - Eurozone	6.88%	6.85%
Unemployment - Germany	3.18%	3.31%
Unemployment - Italy	8.03%	8.13%
Unemployment - Japan	2.48%	2.43%
Unemployment - Spain	12.98%	12.65%
Unemployment - USA	3.98%	4.63%

1MEV as of 22 March 2023

2Year 1 equals first quarter of 2023 to fourth quarter of 2023, Year 2 equals first quarter of 2024 to fourth quarter of 2024

	as of December 2022¹ ²
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
Commodity - Gold	1,745.84	1,797.74
Commodity - WTI	90.19	88.79
Credit - CDX Emerging Markets	260.99	239.03
Credit - CDX High Yield	489.77	476.53
Credit - CDX IG	85.33	84.94
Credit - High Yield Index	4.46%	4.31%
Credit - ITX Europe 125	101.26	96.50
Equity - MSCI Asia	1,178	1,176
Equity - Nikkei	28,427	29,287
Equity - S&P500	3,933	4,011
GDP - Developing Asia	3.95%	4.60%
GDP - Emerging Markets	3.31%	3.94%
GDP - Eurozone	0.87%	0.53%
GDP - Germany	(0.26)%	1.00%
GDP - Italy	0.32%	0.68%
GDP - USA	0.62%	0.61%
Real Estate Prices - US CRE Index	352.41	343.97
Unemployment - Eurozone	7.03%	7.15%
Unemployment - Germany	3.22%	3.33%
Unemployment - Italy	8.24%	8.53%
Unemployment - Japan	2.56%	2.42%
Unemployment - Spain	13.06%	12.98%
Unemployment - USA	4.05%	4.75%

1MEV as of December 12, 2022, which barely changed until December 30, 2022

2Year 1 equals fourth quarter of 2022 to third quarter of 2023, Year 2 equals fourth quarter of 2023 to third quarter of 2024

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Focus areas in first quarter 2023

In the first quarter of 2023, the macroeconomic environment moderately improved. While geopolitical uncertainty remained high, continuously mild winter weather reduced energy concerns and prices in Europe, which together with China’s reopening after the pandemic lockdowns supported a strong performance of e.g., equity and credit markets during the first two months of 2023.

In March, financial market volatility surged as several U.S. and one major European bank suffered significant financial distress as a result of rapid liquidity outflows, necessitating intervention by central banks and other authorities. Deutsche Bank’s exposures to impacted institutions are limited with no Stage 3 credit losses currently expected. Broader banking sector contagion and financial stability concerns have abated for now, but longer-term implications for financial conditions and asset prices are uncertain.

Commercial Real Estate (CRE) is in focus due to the impacts of rising interest rates and potential for tighter lending conditions following the March banking volatility, but also due to post-COVID impacts on the Office segment, particularly in the US. Deutsche Bank’s CRE non-recourse portfolio in focus amounts to € 33 billion or 7% of the bank’s total loan book and comprises non-recourse lending within the core CRE business units in the Investment Bank and Corporate Bank. The bank recognizes non-recourse lending as inherently riskier since sources of repayment are typically limited to the cash flow generated by the financed property or properties, as well as lending being constrained by the underlying value of the property at the time of refinancing. As a mitigant, Deutsche Bank is facing primarily strong institutional sponsors with significant equity invested in the financed properties. The portfolio has a strong track record of sponsor support. 50% of CRE exposures are in the US, 37% in Europe, and 13% in the APAC region, with loan originations primarily focused on larger, institutional quality assets in more liquid primary markets. The portfolio is diversified by property type, with the largest concentration of 34% in Office space, while Hospitality and Retail account for 12% and 11%, respectively. Weighted average loan-to-value (LTV) is around 62% in the Investment Bank and 53% in the Corporate Bank. The stress on the CRE sector and in particular on the office sub-sector is currently more pronounced in the U.S. where office occupancy rates are significantly lower than in Europe. The bank’s U.S. office loan portfolio accounts for only 1% of total loans, is well positioned, secured primarily by well-located Class A properties with institutional sponsorship. The primary risk is refinancing risk when loans reach their maturity or extension dates, and loan amounts need to be “right-sized” to qualify for an extension in the higher interest rate environment at an appropriate debt service coverage ratio and LTV levels. During 2022 and in the first quarter of 2023, sponsors have shown strong support during refinancings. However, the significant increase in interest rates is negatively affecting refinancing conditions for CRE loans which has resulted in higher credit loss provisions in Stage 3 of € 33 million in the first quarter of 2023.

With respect to the bank’s corporate industry portfolios, the risk outlook is overall broadly stable as the macroeconomic outlook has improved amid decreasing commodity and energy prices. Key performance indicators such as industrial production and order intake, car registrations and metals prices showed a positive momentum in in the first quarter of 2023, although the business climate and expectations in the bank’s German home market remain weak and construction activity is slowing. While selected industries continue to see negative rating migrations, corporate industry portfolio quality remained overall strong and stable in the first quarter of 2023.

The Group’s private customers are predominantly impacted by higher interest rates and inflation which could lead to payment difficulties due to reduced inflation-adjusted income. SME incomes have also been negatively impacted by supply chain issues. Deutsche Bank closely monitors and engages with clients to identify signs of financial deterioration. The bank regularly conducts scenario analysis to identify reliance on volatile securities in its Lombard lending portfolios and triggers additional oversight and monitoring when market volatility is elevated. The bank did not identify any noteworthy risks in context of the recent volatility events. However, as discussed in the Risks and Opportunities in the Annual Report 2022, and evidenced during the first quarter of 2023, idiosyncratic single name events have the potential to drive unexpected Stage 3 events.

In instances where Deutsche Bank has identified counterparties where credit quality has, or is expected to, deteriorate to the point where they present a heightened risk of default / loss, the respective counterparty is generally placed on the watchlist, and the counterparty is transferred to Stage 2. Deutsche Bank aims to identify those counterparties well in advance of payment issues materializing and continues to refine its early warning capabilities to support the identification of vulnerable clients or portfolios.

To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the first quarter of 2023, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank was adequately provisioned for its expected credit losses as of March 31, 2023.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Results from the above reviews and development of key portfolio indicators are regularly discussed in relevant governance forums such as the Enterprise Risk Committee and the Credit Risk Appetite and Management Forum. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.

Overlays applied to the IFRS 9 model output

The Group regularly reviews key inputs into the ECL calculation and discusses potential model imprecision or uncertainties in the macroeconomic environment to determine if any overlays are required. As of March 31, 2023, the Group did not identify any additional downside risks or model imprecisions not reflected in the IFRS 9 ECL model that would require an additional overlay other than the existing € 92 million overlay related to the new definition of default as disclosed in the Annual Report 2022.

Model sensitivity

The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact on forward looking macroeconomic variables, if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the LGD setting on homogenous portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2022.

Macroeconomic Variables

The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from one sigma downward and upward shifts applied separately to each group of MEV as of March 31, 2023, and December 31, 2022. A sigma shift is a standard deviation used in statistics and probability calculations and is a measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:

  – GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
  – Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
  – Equities: S&P500, Nikkei, MSCI Asia
  – Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
  – Real Estate: Commercial Real Estate Price Index
  – Commodities: WTI oil price, Gold price

Although interest rates and inflation are not separately included in the MEVs above, the economic impact of these risks is adequately reflected in other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation would filter through these forecasts and be included in the ECL model and sensitivity analysis below.

In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlation between different MEV groups or the impact of management overlays is not taken into consideration). ECLs for Stage 3 are not affected and not reflected in the following tables as its calculation is independent of the macroeconomic scenarios.

Sensitivity impact is slightly lower as of March 31, 2023, compared to December 31, 2022, due to the overall lower level of ECL on which basis the sensitivity analysis was performed, taking into account the continued economic uncertainty from the effects of the war in Ukraine, geopolitical environment, rising interest rates and inflation as of March 31, 2023.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Mar 31, 2023
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(74.3)	(1)pp	90.2
Unemployment rates	(0.5)pp	(38.4)	0.5pp	54.1
Real estate prices	5%	(4.5)	(5)%	4.8
Equities	10%	(13.0)	(10)%	16.9
Credit spreads	(40)%	(33.1)	40%	35.8
Commodities¹	10%	(14.2)	(10)%	13.2

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

	December 31, 2022
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in €	Downward shift	ECL impact in €
GDP growth rates	1pp	(83.3)	(1)pp	101.4
Unemployment rates	(0.5)pp	(40.8)	0.5pp	58.0
Real estate prices	5%	(5.6)	(5)%	6.0
Equities	10%	(15.8)	(10)%	19.6
Credit spreads	(40)%	(37.9)	40%	42.6
Commodities¹	10%	(14.8)	(10)%	15.6

1The sign of the shift applies to oil prices changes. Gold price changes have the opposite sign

IFRS 9 Expected Credit Losses

In the first three months of 2023, provision for credit losses was € 372 million, which is higher than the € 292 million recorded for the same period in 2022 and mainly driven by a few idiosyncratic events in the Private Bank which recorded credit loss provisions of € 267 million. This includes two larger Stage 3 events in the International Private Bank of € 118 million in total.

Stage 3 provisions increased to € 397 million compared to € 114 million recorded for the same period in 2022. This was primarily driven by idiosyncratic items in the International Private Bank, whilst Corporate Bank and Investment Bank recorded moderate provisioning levels. Stage 1 and Stage 2 provisions were lower in the first three months of 2023 with a € 26 million release compared to € 178 million recorded in the same period in 2022, which at that time was driven by the start of the war in Ukraine whilst the first quarter 2023 benefited from an improved macroeconomic outlook.

In regard to the business divisions, Corporate Bank recorded credit loss provisions of € 64 million in the first quarter of 2023 versus € 148 million in the first quarter of 2022. The lower level of provisions year over year was primarily driven by significantly higher credit loss provisions recorded in the first quarter of 2022 as a result of the war in Ukraine. The Investment Bank recorded € 41 million credit loss provisions in the first quarter of 2023 and remained stable compared to € 36 million in the first quarter of 2022. Private Bank recorded credit loss provisions of € 267 million in the first quarter of 2023 versus € 101 million reported in the first quarter of 2022. This was largely driven by idiosyncratic items in the International Private Bank.

Exposure to Russia

As disclosed in the Annual Report 2022, Deutsche Bank continues to have limited exposure to Russia. The following table provides an overview of total Russian exposures, including overnight deposits with the Central Bank of Russia in the amount of € 0.8 billion as of March 31, 2023 (€ 0.8 billion as of December 31, 2022) and other receivables, which are subject to IFRS 9 impairment, and correspondent allowance for credit losses by stages as of March 31, 2023 and December 31, 2022.

Breakdown of total exposure and allowance for credit losses by stages

	Mar 31, 2023			Dec 31, 2022
in € m.	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees	Total Exposure	Allowance for Credit Losses[1]	Total collateral and guarantees
Stage 1	128	0	33	209	0	59
Stage 2	1,157	7	452	1,182	10	375
Stage 3	271	52	136	336	68	152
Total	1,556	59	621	1,726	79	586

1Allowance for credit losses do not include allowance for country risk amounting to € 6 million as of March 31, 2023, and € 11 million as of December 31, 2022

Deutsche Bank	Risk information
Earnings Report as of March 31, 2023

Total exposure of € 1.6 billion consists of € 0.7 billion loan exposure to Russia, € 42 million of undrawn commitments and € 0.8 billion of unsecured overnight deposits in Rubles with the Central Bank of Russia (which continues to be reflected in Stage 2 as of March 31, 2023); the residual unsecured exposure, excluding the unsecured overnight deposits in Rubles with the Central Bank of Russia, is mainly driven by undrawn commitments which are subject to ECA coverage and contractual drawdown protection.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.

Overview of financial instruments subject to impairment

	Mar 31, 2023					Dec 31, 2022
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	697,417	47,964	11,984	1,010	758,376	729,021	45,335	11,379	1,041	786,776
of which: Loans	435,043	46,977	11,397	997	494,415	440,556	43,711	10,686	1,027	495,979
Allowance for credit losses²	526	618	3,828	180	5,152	533	626	3,656	180	4,995
of which: Loans	501	617	3,703	174	4,994	507	619	3,491	174	4,790

Fair value through OCI
Fair value	28,600	425	61	0	29,087	31,123	482	70	0	31,675
Allowance for credit losses	14	11	43	0	68	14	12	43	0	69

Off-balance sheet positions
Notional amount	286,936	18,735	2,504	12	308,187	296,062	18,478	2,625	8	317,173
Allowance for credit losses³	133	97	233	0	463	144	97	310	0	551

1Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets

2Allowance for credit losses do not include allowance for country risk amounting to € 14 million as of March 31, 2023 and € 14 million as of December 31, 2022

3Allowance for credit losses do not include allowance for country risk amounting to € 10 million as of March 31, 2023 and € 9 million as of December 31, 2022

Impact on goodwill and other intangible assets from geopolitical events

Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.

As of March 31, 2023, an analysis was performed to evaluate if an impairment loss needed to be recognized for the Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset Management’s retail investment management agreements (shown under unamortized intangible assets). As part of the analysis, the assumptions and their sensitivities of the annual goodwill impairment test and the main input parameters for the retail investment management agreement intangible asset were reviewed and neither asset had any indication of impairment.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Additional information

Management and Supervisory Board

Management Board

There were no changes in the Management Board in the first quarter of 2023.

On April 26, 2023, the Supervisory Board:

  – Noted that Karl von Rohr, responsible for the Private Bank, Asset Management and the German and EMEA regions, will not renew his contract once his current term as Management Board Member concludes on October 31, 2023
  – Agreed that Christiana Riley, CEO for the Americas, will leave the Management Board after conclusion of the Annual General Meeting on May 17, 2023; she has decided to take on a new challenge outside of Deutsche Bank
  – Appointed Claudio de Sanctis to become new Member of the Management Board with responsibility for the Private Bank as of November 1, 2023

In addition, the Supervisory Board decided that:

  – James von Moltke, Chief Financial Officer (CFO) will assume responsibility for the Asset Management division in addition to his current role as of November 1, 2023
  – Stefan Simon, Chief Administrative Officer (CAO) will take on additional responsibilities and become CEO for the Americas after conclusion of the Annual General Meeting on May 17, 2023
  – The regional responsibilities for Germany, Europe, the Middle East and Africa (EMEA, ex UK and Ireland) and Asia-Pacific will be combined under the leadership of Alexander von zur Mühlen as of November 1, 2023
  – Rebecca Short, who managed Deutsche Bank’s transformation in recent years, will take on an expanded Chief Operating Officer (COO) role, effective June 1, 2023; she also assumes responsibility for Human Resources as well as Global Real Estate from Christian Sewing
  – Fabrizio Campelli remains responsible for the Corporate Bank and Investment Bank
  – Bernd Leukert will continue to lead Technology, Data and Innovation
  – Olivier Vigneron will continue as Chief Risk Officer (CRO)

Supervisory Board

There were no changes in the Supervisory Board.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Capital expenditures and divestitures

During the first three months of 2023, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its subsidiaries (collectively the “Group” or “Deutsche Bank”) for the three-month period ended March 31, 2023 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

The application of the EU carve out version of IAS 39 had a negative impact of € 97 million on profit before tax and of € 70 million on profit after tax for the three-month period ended March 31, 2023, compared to a positive impact of € 139 million on profit before taxes and of € 106 million on profit post taxes for the three-month period ended March 31, 2022. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. For the three-month period ended March 31, 2023, application of the EU carve-out had a negative impact on the CET1 capital ratio of about 2 basis points and a positive impact of about 3 basis points for the three-month period ended March 31, 2022.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2023, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2023 as well as other information.

The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for the year ended December 31, 2022, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from the rise in inflation and resulting increases in interest rates since the start of the war in Ukraine, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

As of the first quarter of 2023, the Group discontinued its COVID-19 related disclosures based on recent regulatory and accounting guidance and its own assessment that such specific disclosures are no longer relevant.

The Group has considered the war in Ukraine and its impact on the financial statements. Further details on the related risks, exposures and the impact on financial instrument impairment can be found in the sections, “Macroeconomic and market conditions”, “Political Risks” and “IFRS 9 impairment”.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been newly applied in the first three months of 2023.

IFRS 17 “Insurance Contracts”

On January 1, 2023, the Group adopted IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaced IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. Based on the Group’s current business activities IFRS 17 did not have a material impact on the Group’s consolidated financial statements. Therefore, the Group does not provide the transition related disclosures under IFRS 17.

On January 1, 2023, the Group also adopted amendments to IFRS 17 “Insurance Contracts” that (1) addressed concerns and implementation challenges that were identified after IFRS 17 was published in 2017 and (2) narrow-scope amendments to the transition requirements of IFRS 17 for entities that first apply IFRS 17 and IFRS 9 at the same time. Neither of these amendments had a material impact on the Group’s consolidated financial statements.

IAS 12 “Income Taxes”

On January 1, 2023, the Group adopted amendments to IAS 12 “Income Taxes”. These amendments changed the deferred tax treatment related to assets and liabilities in a single transaction such that they introduce an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. Neither of these amendments had a material impact on the Group’s consolidated financial statements.

IAS 1 “Presentation of Financial Statements”

On January 1, 2023, the Group adopted amendments to IAS 1 and “IFRS Practice Statement 2” that are intended to provide guidance on deciding which accounting policies to disclose in financial statements. Accordingly, an entity is now required to disclose its material accounting policies instead of its significant accounting policies. The amendments did not have an impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2023, and therefore have not been applied in the first three months of 2023.

IFRS 16 “Leases”

In September 2022, the IASB issued amendments to IFRS 16 “Leases” that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the IFRS 15 requirements to be accounted for as a sale. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendment is not expected to have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 “Presentation of Financial Statements”

In January 2020 and July 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that the classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are expected to be effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. They will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

In October 2022, the IASB issued a further amendment to IAS 1 that modifies the requirements described above on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Accordingly, it clarifies that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In line with the previous amendments, the new amendments are expected to be effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements and amendments have yet to be endorsed by the EU.

Business Segments

Changes in business segments

As announced in the Annual Report 2022, having fulfilled the Capital Release Unit’s de-risking and cost reduction mandate from 2019 through year end 2022, the Capital Release Unit ceased to be reported as a separate segment with effect from the first quarter of 2023. Its remaining portfolio, resources and employees are reported within the Corporate & Other segment. In line with that change, the Core Bank, which previously represented the Group excluding the Capital Release Unit, ceased to be reported as of the first quarter of 2023. The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset Management and Corporate & Other. Prior-period segment information has been restated to reflect these changes.

By year end 2022 International Private Bank materially completed the wind-down of the majority of legacy assets and liabilities associated with Sal. Oppenheim. Remaining assets or liabilities are not expected to have material financial impacts going forward and will be included in the normal course of the client segment Wealth Management & Bank for Entrepreneurs. The associated disclosure of “specific revenues items” was discontinued starting in the first quarter 2023.

Driver-Based Cost Management allocations methodology change

Also disclosed in the Annual Report 2022, the Group implemented the Driver-Based Cost Management allocations from the first quarter of 2023. The new methodology aims to provide greater transparency over the drivers of infrastructure costs and links costs more closely to service consumption by segments. This change does not affect the Group’s cost/income ratio and return on tangible equity metrics. Prior-period information has been restated, resulting in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 54 million, for Investment Bank of € 14 million, for Private Bank of € 24 million and for Asset Management of € 1 million, with a corresponding decrease in noninterest expenses (corresponding reduction in loss before tax) for Corporate and Other of € 92 million for the first quarter of 2022.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Total net revenues

	Three months ended
in € m.	Mar 31, 2023	Mar 31, 2022
Interest and similar income	9,574	4,478
Interest expense	5,692	1,625
Net interest income	3,882	2,853
Commissions and fee income	2,348	2,756
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,535	1,305
Net gains (losses) on derecognition of financial assets measured at amortized cost	(2)	(1)
Net gains (losses) on financial assets at fair value through other comprehensive income	24	5
Net income (loss) from equity method investments	(4)	29
Other income (loss)	(5)	242
Total noninterest income	3,895	4,335
Total net revenues	7,777	7,188

Earnings per common share

	Three months ended
	Mar 31, 2023	Mar 31, 2022
Earnings per common share:
Basic	€ 0.66	€ 0.52
Diluted	€ 0.65	€ 0.50
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,067.0	2,092.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,112.5	2,142.6

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2023	Mar 31, 2022
Profit (loss) recognized in the income statement	1,391	1,121
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	245	149
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	82	(2)
Total of income tax related to items that will not be reclassified to profit or loss	(80)	(83)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	252	(417)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(23)	(5)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	196	(237)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	99	(12)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(506)	383
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1)	0
Equity Method Investments
Net gains (losses) arising during the period	(30)	2
Total of income tax related to items that are or may be reclassified to profit or loss	14	204
Other comprehensive income (loss), net of tax	248	(18)
Total comprehensive income (loss), net of tax	1,639	1,102
Attributable to:
Noncontrolling interests	(1)	59
Deutsche Bank shareholders and additional equity components	1,640	1,043

Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III)

The Governing Council of the ECB decided on a number of modifications to the terms and conditions of its TLTRO III-refinancing program in order to support funding of credit to households and firms and the current economic disruption. The Group considered the initial benefits that arose from borrowing under TLTRO III as government grant from a below-market loan under IAS 20 and recognizes subsequent benefits in accordance IFRS 9. The current interest rate on all remaining TLTRO III operations is indexed on the average applicable key ECB interest rates from that date onward. As of March 31, 2023, the Group has borrowed € 25.8 billion (March 31, 2022: € 44.7 billion) under the TLTRO III-refinancing program. The resulting net interest income includes € (170) million for the three months ended March 31, 2023 (March 31, 2022: € 114 million) under the TLTRO III program.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Provisions

As of March 31, 2023, the Group recognized € 2.8 billion (December 31, 2022: € 2.4 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The increase compared to December 31, 2022, is mainly due to the recognition of provisions for bank levies of € 473 million, compared to € 730 million in the first quarter 2022. The consolidated financial statements contained in our Annual Report 2022 describe our provisions as of December 31, 2022, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of March 31, 2023, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2022: € 0.6 billion) and provisions relating to regulatory enforcement matters of € 0.6 billion (December 31, 2022: € 0.6 billion).

For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized, as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2023, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.8 billion for civil litigation matters (December 31, 2022: € 1.8 billion) and € 0.1 billion for regulatory enforcement matters (December 31, 2022: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2022 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-current assets and disposal groups held for sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2023.

Non-current assets and disposal groups held for sale at the reporting date

Total assets held for sale amounted to € 35 million as of March 31, 2023 (December 31, 2022: € 40 million) and the disposal groups included liabilities of € 217 million as of March 31, 2023 (December 31, 2022: € 208 million). As of March 31, 2023, there were no unrealized net gains or losses (December 31, 2022: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 29% for the first quarter of 2023 and 26% for the prior year’s comparative period. For the segments, the applied tax rate was 28% for the first quarter of 2023 and all quarters in 2022.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31,2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	822	861	280	115	(130)	1,949
Profit (loss)	592	620	202	83	(105)	1,391
Profit (loss) attributable to noncontrolling interests	0	0	0	0	25	25
Profit (loss) attributable to DB shareholders and additional equity components	592	620	202	83	(131)	1,366
Profit (loss) attributable to additional equity components	30	64	32	6	6	138
Profit (loss) attributable to Deutsche Bank shareholders	562	556	170	77	(137)	1,228
Average allocated shareholders’ equity	13,311	27,270	14,023	5,281	2,361	62,245
Deduct: Average allocated goodwill and other intangible assets[1]	1,016	1,159	1,091	3,019	46	6,331
Average allocated tangible shareholders’ equity	12,295	26,111	12,932	2,262	2,315	55,914
Post-tax return on average shareholders’ equity	16.9%	8.2%	4.9%	5.8%	N/M	7.9%
Post-tax return on average tangible shareholders’ equity	18.3%	8.5%	5.3%	13.6%	N/M	8.8%

N/M – Not meaningful

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

	Three months ended Mar 31,2022
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	246	1,490	394	206	(816)	1,519
Profit (loss)	177	1,073	283	148	(561)	1,121
Profit (loss) attributable to noncontrolling interests	0	0	0	0	40	40
Profit (loss) attributable to DB shareholders and additional equity components	177	1,073	283	148	(601)	1,080
Profit (loss) attributable to additional equity components	25	59	29	5	8	126
Profit (loss) attributable to Deutsche Bank shareholders	152	1,014	254	143	(609)	954
Average allocated shareholders’ equity	11,234	25,535	13,190	5,173	3,366	58,499
Deduct: Average allocated goodwill and other intangible assets[1]	900	1,092	1,110	2,938	71	6,111
Average allocated tangible shareholders’ equity	10,334	24,443	12,080	2,235	3,296	52,387
Post-tax return on average shareholders’ equity	5.4%	15.9%	7.7%	11.0%	N/M	6.5%
Post-tax return on average tangible shareholders’ equity	5.9%	16.6%	8.4%	25.5%	N/M	7.3%

N/M – Not meaningful

Prior year’s comparatives aligned to presentation in the current year

1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Profit (loss) before tax based on pro rata bank levies

Profit (loss) before tax based on pro rata bank levies is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is Profit (loss) before tax. Profit (loss) before tax based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Profit (loss) before tax based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

Noninterest expenses in the first quarter 2023 and in the first quarter 2022 included charges for bank levies of € 473 million and € 730 million, respectively. For the full year 2023, charges for bank levies of € 509 million are expected, compared to € 762 million recorded for the full year 2022.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2023	Three months ended Mar 31, 2022
Profit (loss) before tax	1,949	1,519
Adjustment for bank levies	346	540
Profit (loss) before tax based on pro rata bank levies	2,295	2,058

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies is an adjustment to the aforementioned post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure.

Post-tax return on average tangible shareholders’ equity based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Post-tax return on average tangible shareholders’ equity based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2023	Three months ended Mar 31, 2022
Profit (loss) attributable to DB shareholders	1,228	954
Adjustment for bank levies	346	540
Income tax effect from the adjustment for bank levies[1]	(97)	(151)
Profit (loss) attributable to DB shareholders based on pro rata bank levies	1,477	1,343
Average allocated shareholders’ equity	62,245	58,499
Average tangible shareholders' equity	55,914	52,387
Post-tax return on average shareholders' equity based on pro rata bank levies	9.5%	9.2%
Post-tax return on average tangible shareholders' equity based on pro rata bank levies	10.6%	10.3%

1 Adjusted at a tax rate for the Group of 28% for the first quarter of 2023 and of 26% for the first quarter of 2022

Cost/income ratio based on pro rata bank levies

Cost/income ratio based on pro rata bank levies is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is the ratio of total noninterest expenses divided by total net revenues, which we refer to as our Cost/income ratio. Cost/income ratio based on pro rata bank levies is calculated based on the assumption of an equal distribution of the (expected) annual bank levies across the four quarters of the financial year. The Group believes that a presentation of Cost/income ratio based on pro rata bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2023	Three months ended Mar 31, 2022
Net revenues	7,777	7,188
Noninterest expenses	5,457	5,377
Cost/Income ratio	70.2%	74.8%
Adjustment for bank levies	346	540
Noninterest expenses based on pro rata bank levies	5,111	4,838
Cost/Income ratio based on pro rata bank levies	65.7%	67.3%

Adjusted costs

Adjusted costs is one of the Group’s key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses.

	Three months ended Mar 31,2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,086	1,792	1,891	436	252	5,457
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	(1)	26	28	3	10	66
Restructuring and severance	4	7	5	7	1	23
Adjusted costs	1,083	1,759	1,858	426	241	5,368

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

	Three months ended Mar 31,2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	1,067	1,796	1,725	422	367	5,377
Impairment of goodwill and other intangible assets	0	0	0	0	0	0
Litigation charges, net	(0)	2	3	(0)	22	26
Restructuring and severance	3	3	(42)	1	2	(33)
Adjusted costs	1,064	1,791	1,765	421	343	5,385

Prior year’s comparatives aligned to presentation in the current year

The Group believes that a presentation of adjusted costs excluding the impact of bank levies provides a more meaningful depiction of its financial performance in the quarters given the majority of the bank levies are charged in the first quarter of the year. The following table presents a reconciliation of adjusted costs excluding bank levies for the Group.

in € m. (unless stated otherwise)	Three months ended Mar 31, 2023	Three months ended Mar 31, 2022
Adjusted costs	5,368	5,385
Bank levies	473	730
Adjusted costs ex. bank levies	4,895	4,655

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with the businesses.

By year end 2022 International Private Bank materially completed the wind-down of the majority of legacy assets and liabilities associated with Sal. Oppenheim. Remaining assets or liabilities are not expected to have material financial impacts going forward and will be included in the normal course of the client segment Wealth Management & Bank for Entrepreneurs. The associated disclosure of “specific revenues items” was discontinued starting in the first quarter 2023.

	Three months ended Mar 31,2023
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,973	2,691	2,438	589	86	7,777
DVA	0	47	0	0	2	49
Revenues excluding specific items	1,973	2,644	2,438	589	84	7,728

…

	Three months ended Mar 31,2022
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	1,462	3,323	2,220	682	(499)	7,188
DVA	0	(8)	0	0	(2)	(10)
Sal. Oppenheim workout - International Private Bank (IPB)	0	0	7	0	0	7
Revenues excluding specific items	1,462	3,331	2,213	682	(496)	7,191

Prior year’s comparatives aligned to presentation in the current year

Revenues and costs on a currency adjusted basis

Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	Mar 31,2023	Dec 31, 2022
Total assets	1,313	1,344
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	186	228
Deduct: Derivatives cash collateral received / paid	58	70
Deduct: Securities Financing Transactions credit line netting	1	2
Deduct: Pending settlements netting	43	17
Net assets (adjusted)	1,025	1,026

Deutsche Bank	Additional information
Earnings Report as of March 31, 2023

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2023	Dec 31, 2022
Total shareholders’ equity (Book value)	62,963	61,772
Goodwill and other intangible assets[1]	(6,333)	(6,327)
Tangible shareholders’ equity (Tangible book value)	56,630	55,445

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2023	Dec 31, 2022
Number of shares issued	2,040.2	2,066.8
Treasury shares	(5.0)	(28.9)
Vested share awards	43.4	45.6
Basic shares outstanding	2,078.6	2,083.4

Book value per basic share outstanding in €	30.29	29.65
Tangible book value per basic share outstanding in €	27.24	26.61

Deutsche Bank	Imprint
Earnings Report as of March 31, 2023

Imprint

Deutsche Bank

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Germany

Telephone: +49 69 910-00

mailto:deutsche.bank@db.com

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Publication

Published on April 27, 2023

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 17, 2023, under the heading “Risk Factors”.